UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES AND EXCHANGE ACT OF 1934

July 30, 2004
Date of Report
(Date of earliest event reported)

POWERCOLD CORPORATION
(Exact name of registrant as specified in its charter)

Nevada   **33-19584**   **23-2582701**
(State of Incorporation)   (Commission File No.)   (IRS Employer Ident. No.)

115 Canfield Road
La Vernia, Texas 78121
(Address of principal executive offices)

830 779-5223
(Registrant's telephone number)

ITEM 1 - CHANGES IN CONTROL OF REGISTRANT
      None

ITEM 2 - ACQUISITION OR DISPOSITION OF ASSETS
      None

ITEM 3 - BANKRUPTCY OR RECEIVERSHIP
      None

ITEM 4 - CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT
      None

ITEM 5 - OTHER EVENTS

On July 29, 2004 the Registrant authorized the sale to the Laurus Master Fund, Ltd. ("Laurus Funds"), of a Convertible Term Note in the principal amount of Five Million Dollars, which is convertible into the Company's common stock at an initial fixed conversion price of $1.87 per share. Laurus Master Fund also acquired a Common Stock Purchase Warrant for the purchase of up to 615,000 shares of Common Stock, exercisable at a price of $2.63 for 300,000 shares and $3.07 for 315,000 shares until July 29, 2007. The purchase agreement also granted certain registration rights. Closing and funding occurred on July 30, 2004.

Copies of the Securities Purchase Agreement, Secured Convertible Term Note, Common Stock Purchase Warrant and Registration Rights Agreement are filed as exhibits to this report and are incorporated herein by reference.

ITEM 6 - RESIGNATIONS OF REGISTRANT'S DIRECTORS
      None

ITEM 7 - FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

      (c) Exhibits

      10.1   Securities Purchase Agreement
      10.2   Secured Convertible Term Note
      10.3   Common Stock Purchase Warrant
      10.4   Registration Rights Agreement

ITEM 8 - CHANGE IN FISCAL YEAR
      None

SIGNATURES

FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERCOLD CORPORATION

/S/ Francis L. Simola
Francis L. Simola
Chairman and CEO

Date: July 30,2004

POWERCOLD CORPORATION

SECURITIES PURCHASE AGREEMENT

July 29, 2004

TABLE OF CONTENTS

LIST OF EXHIBITS

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is made and entered into as of July 29, 2004, by and between POWERCOLD CORPORATION, a Nevada corporation (the "Company"), and Laurus Master Fund, Ltd., a Cayman Islands company (the "Purchaser").

RECITALS

WHEREAS, the Company has authorized the sale to the Purchaser of a Convertible Term Note in the aggregate principal amount of Five Million Dollars ($5,000,000) (as amended, modified or supplemented from time to time, the "Note"), which Note is convertible into shares of the Company's common stock, $0.001 par value per share (the "Common Stock") at an initial fixed conversion price of $1.87 per share of Common Stock ("Fixed Conversion Price");

WHEREAS, the Company wishes to issue a warrant to the Purchaser to purchase up to 615,000 shares of the Company's Common Stock (subject to adjustment as set forth therein) in connection with Purchaser's purchase of the Note;

WHEREAS, Purchaser desires to purchase the Note and the Warrant (as defined in Section 2) on the terms and conditions set forth herein; and

WHEREAS, the Company desires to issue and sell the Note and Warrant to Purchaser on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Agreement to Sell and Purchase. Pursuant to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 3), the Company agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Company, a Note in the aggregate principal amount of $5,000,000 convertible in accordance with the terms thereof into shares of the Company's Common Stock in accordance with the terms of the Note and this Agreement. The Note purchased on the Closing Date shall be known as the "Offering." A form of the Note is annexed hereto as Exhibit A. The Note will mature on the Maturity Date (as defined in the Note). Collectively, the Note and Warrant and Common Stock issuable in payment of the Note, upon conversion of the Note and upon exercise of the Warrant are referred to as the "Securities."

2.   Fees and Warrant. On the Closing Date:

(a)   The Company will issue and deliver to the Purchaser a Warrant to purchase up to 615,0000 shares of Common Stock in connection with the Offering (as amended, modified or supplemented from time to time, the "Warrant") pursuant to

Section 1 hereof. The Warrant must be delivered on the Closing Date. A form of Warrant is annexed hereto as Exhibit B. All the representations, covenants, warranties, undertakings, and indemnification, and other rights made or granted to or for the benefit of the Purchaser by the Company are hereby also made and granted in respect of the Warrant and shares of the Company's Common Stock issuable upon exercise of the Warrant (the "Warrant Shares").

(b)   Subject to the terms of Section 2(d) below, the Company shall pay to Laurus Capital Management, L.L.C., the manager of the Purchaser, a closing payment in an amount equal to three and one-half percent (3.50%) of the aggregate principal amount of the Note. The foregoing fee is referred to herein as the "Closing Payment."

(c)   The Company shall reimburse the Purchaser for its reasonable expenses (including legal fees and expenses) incurred in connection with the preparation and negotiation of this Agreement and the Related Agreements (as hereinafter defined), and expenses incurred in connection with the Purchaser's due diligence review of the Company and its Subsidiaries (as defined in Section 6.8) and all related matters. Amounts required to be paid under this Section 2(c) will be paid on the Closing Date and shall not exceed $39,500 for such expenses referred to in this Section 2(c).

(d)   The Closing Payment and the expenses referred to in the preceding clause (c) (net of deposits previously paid by the Company) shall be paid at closing out of funds held pursuant to the Escrow Agreement (as defined below) and a disbursement letter (the "Disbursement Letter").

3.   <u>Closing, Delivery and Payment</u>.

3.1   <u>Closing</u>. Subject to the terms and conditions herein, the closing of the transactions contemplated hereby (the "Closing"), shall take place on the date hereof, at such time or place as the Company and Purchaser may mutually agree (such date is hereinafter referred to as the "Closing Date").

3.2   <u>Delivery</u>. Pursuant to the Escrow Agreement, at the Closing on the Closing Date, the Company will deliver to the Purchaser, among other things, a Note in the form attached as Exhibit A representing the aggregate principal amount of $5,000,000 and a Warrant in the form attached as Exhibit B in the Purchaser's name representing 615,000 Warrant Shares, and the Purchaser will deliver to the Company, among other things, the amounts set forth in the Disbursement Letter by certified funds or wire transfer.

4.   <u>Representations and Warranties of the Company</u>.   The Company hereby represents and warrants to the Purchaser as follows (which representations and warranties are supplemented by the Company's filings under the Securities Exchange Act of 1934 (collectively, the "Exchange Act Filings") only as to the date of such filings, copies of which have been provided to the Purchaser):

4.1   Organization, Good Standing and Qualification. Each of the Company and each of its Subsidiaries is a corporation, partnership or limited liability company, as the case may be, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and each of its Subsidiaries has the corporate power and authority to own and operate its properties and assets, to execute and deliver (i) this Agreement, (ii) the Note and the Warrant to be issued in connection with this Agreement, (iii) the Master Security Agreement dated as of the date hereof between the Company, certain Subsidiaries of the Company and the Purchaser (as amended, modified or supplemented from time to time, the "Master Security Agreement"), (iv) the Registration Rights Agreement relating to the Securities dated as of the date hereof between the Company and the Purchaser (as amended, modified or supplemented from time to time, the "Registration Rights Agreement"), (v) the Subsidiary Guaranty dated as of the date hereof made by certain Subsidiaries of the Company (as amended, modified or supplemented from time to time, the "Subsidiary Guaranty"), (vi) the Stock Pledge Agreement dated as of the date hereof among the Company, certain Subsidiaries of the Company and the Purchaser (as amended, modified or supplemented from time to time, the "Stock Pledge Agreement"), (vii) the Funds Escrow Agreement dated as of the date hereof among the Company, the Purchaser and the escrow agent referred to therein, substantially in the form of Exhibit D hereto (as amended, modified or supplemented from time to time, the "Escrow Agreement") and (viii) all other agreements related to this Agreement and the Note and referred to herein (the preceding clauses (ii) through (viii), collectively, the "Related Agreements"), to issue and sell the Note and the shares of Common Stock issuable upon conversion of the Note (the "Note Shares"), to issue and sell the Warrant and the Warrant Shares, and to carry out the provisions of this Agreement and the Related Agreements and to carry on its business as presently conducted. Each of the Company and each of its Subsidiaries is duly qualified and is authorized to do business and is in good standing as a foreign corporation, partnership or limited liability company, as the case may be, in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so has not, or could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), properties, operations or prospects of the Company and it Subsidiaries, taken individually and as a whole and which exceed $250,000 (a "Material Adverse Effect").

4.2   Subsidiaries. Each direct and indirect Subsidiary of the Company, the direct owner of such Subsidiary and its percentage ownership thereof, is set forth on Schedule 4.2. For the purpose of this Agreement, a "Subsidiary" of any person or entity means (i) a corporation or other entity whose shares of stock or other ownership interests having ordinary voting power (other than stock or other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the directors of such corporation, or other persons or entities performing similar functions for such person or entity, are owned, directly or indirectly, by such person or entity or (ii) a corporation or other entity in which such person or entity owns, directly or indirectly, more than 50% of the equity interests at such time.

4.3   Capitalization; Voting Rights.

(a)   The authorized capital stock of the Company, as of the date hereof consists of 205,000,000shares, of which 200,000,000 are shares of Common Stock, par

value $0.001 per share, 22,301,125shares of which are issued and outstanding , and 5,000,000are shares of preferred stock, par value $0.001 per share of which no shares are issued and outstanding. The authorized capital stock of each Subsidiary of the Company is set forth on Schedule 4.3.

(b)   Except as disclosed on Schedule 4.3, other than: (i) the shares reserved for issuance under the Company's stock option plans; and (ii) shares which may be granted pursuant to this Agreement and the Related Agreements, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements, or arrangements or agreements of any kind for the purchase or acquisition from the Company of any of its securities. Except as disclosed on Schedule 4.3, neither the offer, issuance or sale of any of the Note or the Warrant, or the issuance of any of the Note Shares or Warrant Shares, nor the consummation of any transaction contemplated hereby will result in a change in the price or number of any securities of the Company outstanding, under anti-dilution or other similar provisions contained in or affecting any such securities.

(c)   All issued and outstanding shares of the Company's Common Stock: (i) have been duly authorized and validly issued and are fully paid and nonassessable; and (ii) were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

(d)   The rights, preferences, privileges and restrictions of the shares of the Common Stock are as stated in the Company's Certificate of Incorporation (the "Charter"). The Note Shares and Warrant Shares have been duly and validly reserved for issuance. When issued in compliance with the provisions of this Agreement and the Company's Charter, the Securities will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances; provided, however, that the Securities may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed.

4.4   Authorization; Binding Obligations. All corporate, partnership or limited liability company, as the case may be, action on the part of the Company and each of its Subsidiaries (including the respective officers and directors) necessary for the authorization of this Agreement and the Related Agreements, the performance of all obligations of the Company and its Subsidiaries hereunder and under the other Related Agreements at the Closing and, the authorization, sale, issuance and delivery of the Note and Warrant has been taken or will be taken prior to the Closing. This Agreement and the Related Agreements, when executed and delivered and to the extent it is a party thereto, will be valid and binding obligations of each of the Company and each of its Subsidiaries, enforceable against each such person in accordance with their terms, except:

(a)   as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and

(b)   general principles of equity that restrict the availability of equitable or legal remedies.

Except as disclosed on Schedule 4.4, the sale of the Note and the subsequent conversion of the Note into Note Shares are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with. Except as disclosed on Schedule 4.4, the issuance of the Warrant and the subsequent exercise of the Warrant for Warrant Shares are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

4.5   Liabilities. Neither the Company nor any of its Subsidiaries has any contingent liabilities, except current liabilities incurred in the ordinary course of business and liabilities disclosed in any Exchange Act Filings.

4.6   Agreements; Action. Except as set forth on Schedule 4.6 or as disclosed in any Exchange Act Filings:

(a)   there are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company or any of its Subsidiaries is a party or by which it is bound which may involve: (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $50,000 (other than obligations of, or payments to, the Company arising from purchase or sale agreements entered into in the ordinary course of business); or (ii) the transfer or license of any patent, copyright, trade secret or other proprietary right to or from the Company (other than licenses arising from the purchase of "off the shelf" or other standard products); or (iii) provisions restricting the development, manufacture or distribution of the Company's products or services; or (iv) indemnification by the Company with respect to infringements of proprietary rights.

(b)   Since June 30, 2004 , neither the Company nor any of its Subsidiaries has: (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock; (ii) incurred any indebtedness for money borrowed or any other liabilities (other than ordinary course obligations) individually in excess of $50,000 or, in the case of indebtedness and/or liabilities individually less than $50,000, in excess of $100,000 in the aggregate; (iii) made any loans or advances to any person not in excess, individually or in the aggregate, of $100,000, other than ordinary course advances for travel expenses; or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business.

(c)   For the purposes of subsections (a) and (b) above, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person or entity (including persons or entities the Company has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections.

4.7   Obligations to Related Parties. Except as set forth on Schedule 4.7, there are no obligations of the Company or any of its Subsidiaries to officers, directors, stockholders or employees of the Company or any of its Subsidiaries other than:

(a)   for payment of salary for services rendered and for bonus payments;

(b)   reimbursement for reasonable expenses incurred on behalf of the Company and its Subsidiaries;

(c)   for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company);

(d)   deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement, stock option plan or other employee compensation agreement stock compensation plans for the benefit of officers, directors, and/or key employees; and

(e)   obligations listed in the Company's financial statements or disclosed in any of its Exchange Act Filings.

Except as described above or set forth on Schedule 4.7, none of the officers, directors or, to the best of the Company's knowledge, key employees or stockholders of the Company or any members of their immediate families, are indebted to the Company, individually or in the aggregate, in excess of $50,000 or have any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company, other than passive investments in publicly traded companies (representing less than one percent (1%) of such company) which may compete with the Company. Except as described above, no officer, director or stockholder, or any member of their immediate families, is, directly or indirectly, interested in any material contract with the Company and no agreements, understandings or proposed transactions are contemplated between the Company and any such person. Except as set forth on Schedule 4.7, the Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.

4.8   Changes. Since June 30, 2004 , except as disclosed in any Exchange Act Filing or in any Schedule to this Agreement or to any of the Related Agreements, there has not been:

(a)   any change in the business, assets, liabilities, condition (financial or otherwise), properties, operations or prospects of the Company or any of its Subsidiaries, which individually or in the aggregate has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)   any resignation or termination of any officer, key employee or group of employees of the Company or any of its Subsidiaries;

(c)   any material change, except in the ordinary course of business, in the contingent obligations of the Company or any of its Subsidiaries by way of guaranty, endorsement, indemnity, warranty or otherwise;

(d)   any damage, destruction or loss, whether or not covered by insurance, has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(e)   any waiver by the Company or any of its Subsidiaries of a valuable right or of a material debt owed to it;

(f)   any direct or indirect loans made by the Company or any of its Subsidiaries to any stockholder, employee, officer or director of the Company or any of its Subsidiaries, other than advances made in the ordinary course of business;

(g)   any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder of the Company or any of its Subsidiaries;

(h)   any declaration or payment of any dividend or other distribution of the assets of the Company or any of its Subsidiaries;

(i)   any labor organization activity related to the Company or any of its Subsidiaries;

(j)   any debt, obligation or liability incurred, assumed or guaranteed by the Company or any of its Subsidiaries, except those for immaterial amounts and for current liabilities incurred in the ordinary course of business;

(k)   any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets owned by the Company or any of its Subsidiaries;

(l)   any change in any material agreement to which the Company or any of its Subsidiaries is a party or by which either the Company or any of its Subsidiaries is bound which either individually or in the aggregate has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(m)   any other event or condition of any character that, either individually or in the aggregate, has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

(n)   any arrangement or commitment by the Company or any of its Subsidiaries to do any of the acts described in subsection (a) through (m) above.

4.9   Title to Properties and Assets; Liens, Etc. Except as set forth on Schedule 4.9, each of the Company and each of its Subsidiaries has good and marketable title to its properties and assets, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than:

(a) those resulting from taxes which have not yet become delinquent;

(b) minor liens and encumbrances which do not materially detract from the value of the property subject thereto or materially impair the operations of the Company or any of its Subsidiaries; and

(c) those that have otherwise arisen in the ordinary course of business.

All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Company and its Subsidiaries are in good operating condition and repair and are reasonably fit and usable for the purposes for which they are being used. Except as set forth on Schedule 4.9, the Company and its Subsidiaries are in compliance with all material terms of each lease to which it is a party or is otherwise bound.

4.10 Intellectual Property.

(a) Except as otherwise set forth in Schedule 4.10, each of the Company and each of its Subsidiaries owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes necessary for its business as now conducted and to the Company's knowledge, as presently proposed to be conducted (the "Intellectual Property"), without any known infringement of the rights of others. There are no outstanding options, licenses or agreements of any kind relating to the foregoing proprietary rights, nor is the Company or any of its Subsidiaries bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes of any other person or entity other than such licenses or agreements arising from the purchase of "off the shelf" or standard products.

(b) Except as otherwise set forth in Schedule 4.10, neither the Company nor any of its Subsidiaries has received any communications alleging that the Company or any of its Subsidiaries has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity, nor is the Company or any of its Subsidiaries aware of any basis therefor.

(c) The Company does not believe it is or will be necessary to utilize any inventions, trade secrets or proprietary information of any of its employees made prior to their employment by the Company or any of its Subsidiaries, except for inventions, trade secrets or proprietary information that have been rightfully assigned to the Company or any of its Subsidiaries.

(d) Encumbrances on Intellectual Property Rights are as follows (copies of which have been previously furnished to Purchaser, receipt of which is hereby acknowledged):

4.11   Compliance with Other Instruments. Neither the Company nor any of its Subsidiaries is in violation or default of (x) any term of its Charter or Bylaws, or (y) of any provision of any indebtedness, mortgage, indenture, contract, agreement or instrument to which it is party or by which it is bound or of any judgment, decree, order or writ, which violation or default, in the case of this clause (y), has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. The execution, delivery and performance of and compliance with this Agreement and the Related Agreements to which it is a party, and the issuance and sale of the Note by the Company and the other Securities by the Company each pursuant hereto and thereto, will not, with or without the passage of time or giving of notice, result in any such material violation, or be in conflict with or constitute a default under any such term or provision, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or any of its Subsidiaries or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties.

4.12   Litigation. Except as set forth on Schedule 4.12 hereto, there is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened against the Company or any of its Subsidiaries that prevents the Company or any of its Subsidiaries from entering into this Agreement or the other Related Agreements, or from consummating the transactions contemplated hereby or thereby, or which has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect or any change in the current equity ownership of the Company or any of its Subsidiaries, nor is the Company aware that there is any basis to assert any of the foregoing. Neither the Company nor any of its Subsidiaries is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company or any of its Subsidiaries currently pending or which the Company or any of its Subsidiaries intends to initiate.

4.13   Tax Returns and Payments. Each of the Company and each of its Subsidiaries has timely filed all tax returns (federal, state and local) required to be filed by it. All taxes shown to be due and payable on such returns, any assessments imposed, and all other taxes due and payable by the Company or any of its Subsidiaries on or before the Closing, have been paid or will be paid prior to the time they become delinquent. Except as set forth on Schedule 4.13, neither the Company nor any of its Subsidiaries has been advised:

(a)   that any of its returns, federal, state or other, have been or are being audited as of the date hereof; or

(b)   of any deficiency in assessment or proposed judgment to its federal, state or other taxes.

The Company has no knowledge of any liability of any tax to be imposed upon its properties or assets as of the date of this Agreement that is not adequately provided for.

4.14   Employees. Except as set forth on Schedule 4.14, neither the Company nor any of its Subsidiaries has any collective bargaining agreements with any of its employees.

There is no labor union organizing activity pending or, to the Company's knowledge, threatened with respect to the Company or any of its Subsidiaries. Except as disclosed in the Exchange Act Filings or on Schedule 4.14, neither the Company nor any of its Subsidiaries is a party to or bound by any currently effective employment contract, deferred compensation arrangement, bonus plan, incentive plan, profit sharing plan, retirement agreement or other employee compensation plan or agreement. To the Company's knowledge, no employee of the Company or any of its Subsidiaries, nor any consultant with whom the Company or any of its Subsidiaries has contracted, is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company or any of its Subsidiaries because of the nature of the business to be conducted by the Company or any of its Subsidiaries; and to the Company's knowledge the continued employment by the Company or any of its Subsidiaries of its present employees, and the performance of the Company's and its Subsidiaries' contracts with its independent contractors, will not result in any such violation. Neither the Company nor any of its Subsidiaries is aware that any of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other Agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any notice alleging that any such violation has occurred. Except for employees who have a current effective employment agreement with the Company or any of its Subsidiaries or as may be implied by law, no employee of the Company or any of its Subsidiaries has been granted the right to continued employment by the Company or any of its Subsidiaries or to any material compensation following termination of employment with the Company or any of its Subsidiaries. Except as set forth on Schedule 4.14, the Company is not aware that any officer, key employee or group of employees intends to terminate his, her or their employment with the Company or any of its Subsidiaries, nor does the Company or any of its Subsidiaries have a present intention to terminate the employment of any officer, key employee or group of employees.

4.15 <u>Registration Rights and Voting Rights</u>. Except as set forth on Schedule 4.15 and except as disclosed in Exchange Act Filings, neither the Company nor any of its Subsidiaries is presently under any obligation, and neither the Company nor any of its Subsidiaries has granted any rights, to register any of the Company's or its Subsidiaries' presently outstanding securities or any of its securities that may hereafter be issued. Except as set forth on Schedule 4.15 and except as disclosed in Exchange Act Filings, to the Company's knowledge, no stockholder of the Company or any of its Subsidiaries has entered into any agreement with respect to the voting of equity securities of the Company or any of its Subsidiaries.

4.16 <u>Compliance with Laws; Permits</u>. Neither the Company nor any of its Subsidiaries is in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties which has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement or any other Related Agreement and the issuance of

any of the Securities, except such as has been duly and validly obtained or filed, or with respect to any filings that must be made after the Closing, as will be filed in a timely manner. Each of the Company and its Subsidiaries has all material franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.17 <u>Environmental and Safety Laws</u>. To the best of its knowledge, neither the Company nor any of its Subsidiaries is in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety, and to its knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation. Except as set forth on Schedule 4.17, no Hazardous Materials (as defined below) are used or have been used, stored, or disposed of by the Company or any of its Subsidiaries or, to the Company's knowledge, by any other person or entity on any property owned, leased or used by the Company or any of its Subsidiaries. For the purposes of the preceding sentence, "Hazardous Materials" shall mean:

(a) materials which are listed or otherwise defined as "hazardous" or "toxic" under any applicable local, state, federal and/or foreign laws and regulations that govern the existence and/or remedy of contamination on property, the protection of the environment from contamination, the control of hazardous wastes, or other activities involving hazardous substances, including building materials.

4.18 <u>Valid Offering</u>. Assuming the accuracy of the representations and warranties of the Purchaser contained in this Agreement and Related Documents, the offer, sale and issuance of the Securities will be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

4.19 <u>Full Disclosure</u>. Each of the Company and each of its Subsidiaries has provided the Purchaser with all information requested by the Purchaser in connection with its decision to purchase the Note and Warrant, including all information the Purchaser, Company and its Subsidiaries believe is reasonably necessary to make such investment decision. Neither this Agreement, the Related Agreements, the exhibits and schedules hereto and thereto nor any other document delivered by the Company or any of its Subsidiaries to Purchaser or its attorneys or agents in connection herewith or therewith or with the transactions contemplated hereby or thereby, contain any untrue statement of a material fact nor omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

4.19 Insurance. Each of the Company and each of its Subsidiaries has general commercial, product liability, fire and casualty insurance policies with coverages which the Company believes are customary for companies similarly situated to the Company and its Subsidiaries in the same or similar business.4.20___ SEC Reports. Except as set forth on Schedule 4.20, the Company has filed all proxy statements, reports and other documents required to be filed by it under the Securities Exchange Act 1934, as amended

(the "Exchange Act"). The Company has furnished the Purchaser with copies of: (i) its Annual Reports on Form 10-KSB for its fiscal years ended December 31, 2003 ; and (ii) its Quarterly Reports on Form 10-QSB for its fiscal quarter ended March 31, 2004 , and the Form 8-K filings which it has made during the fiscal year 2004 to date (collectively, the "SEC Reports"). Except as set forth on Schedule 4.21 and to the best of its knowledge, each SEC Report was, at the time of its filing, in substantial compliance with the requirements of its respective form and none of the SEC Reports, nor the financial statements (and the notes thereto) included in the SEC Reports, as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.20 Listing. The Company's Common Stock is listed for trading on the NASDAQ Over the Counter Bulletin Board (OTCBB) and satisfies all requirements for the continuation of such listing. The Company has not received any notice that its Common Stock will be delisted from OTCBB or that its Common Stock does not meet all requirements for listing.

4.21 No Integrated Offering. Except as set forth in Schedule 4.23, neither the Company, nor any of its Subsidiaries or affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offering of the Securities pursuant to this Agreement or any of the Related Agreements to be integrated with prior offerings by the Company for purposes of the Securities Act, which would prevent the Company from selling the Securities pursuant to Rule 506 under the Securities Act, or any applicable exchange-related stockholder approval provisions, nor will the Company or any of its affiliates or Subsidiaries take any action or steps that would cause the offering of the Securities to be integrated with other offerings.

4.22 Stop Transfer. The Securities are restricted securities as of the date of this Agreement. Neither the Company nor any of its Subsidiaries will issue any stop transfer order or other order impeding the sale and delivery of any of the Securities at such time as the Securities are registered for public sale or an exemption from registration is available, except as required by state and federal securities laws.

4.23 Dilution. Subject to applicable law, the Company specifically acknowledges that its obligation to issue the shares of Common Stock upon conversion of the Note and exercise of the Warrant is binding upon the Company and enforceable regardless of the dilution such issuance may have on the ownership interests of other shareholders of the Company.

4.26 Patriot Act. The Company certifies that, to the best of Company's knowledge, neither the Company nor any of its Subsidiaries has been designated, and is not owned or controlled, by a "suspected terrorist" as defined in Executive Order 13224. The Company hereby acknowledges that the Purchaser seeks to comply with all applicable laws concerning money laundering and related activities. In furtherance of those efforts, the

12

Company hereby represents, warrants and agrees that: (i) none of the cash or property that the Company or any of its Subsidiaries will pay or will contribute to the Purchaser has been or shall be derived from, or related to, any activity that is deemed criminal under United States law; and (ii) no contribution or payment by the Company or any of its Subsidiaries to the Purchaser, to the extent that they are within the Company's and/or its Subsidiaries' control shall cause the Purchaser to be in violation of the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. The Company shall promptly notify the Purchaser if any of these representations ceases to be true and accurate regarding the Company or any of its Subsidiaries. The Company agrees to provide the Purchaser any additional information regarding the Company or any of its Subsidiaries that the Purchaser deems necessary or convenient to ensure compliance with all applicable laws concerning money laundering and similar activities. The Company understands and agrees that if at any time it is discovered that any of the foregoing representations are incorrect, or if otherwise required by applicable law or regulation related to money laundering similar activities, the Purchaser may undertake appropriate actions to ensure compliance with applicable law or regulation. The Company further understands that the Purchaser may release confidential information about the Company and its Subsidiaries and, if applicable, any underlying beneficial owners, to proper authorities if the Purchaser, in its sole discretion, determines that it is in the best interests of the Purchaser in light of relevant rules and regulations under the laws set forth in subsection (ii) above.

5. <u>Representations and Warranties of the Purchaser</u>. The Purchaser hereby represents and warrants to the Company as follows:

5.1 <u>No Shorting</u>. The Purchaser or any of its affiliates and investment partners has not, will not and will not cause any person or entity, directly or indirectly, to engage in "short sales" of the Company's Common Stock as long as the Note shall be outstanding.

5.2 <u>Requisite Power and Authority</u>. The Purchaser has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and the Related Agreements and to carry out their provisions. All corporate action on Purchaser's part required for the lawful execution and delivery of this Agreement and the Related Agreements have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Agreement and the Related Agreements will be valid and binding obligations of Purchaser, enforceable in accordance with their terms, except:

(a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and

(b) as limited by general principles of equity that restrict the availability of equitable and legal remedies.

5.3 <u>Investment Representations</u>. Purchaser understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act of 1933 predicated upon Purchaser's representations contained in the Agreement, including, without limitation, that the Purchaser is an "accredited investor" within the meaning of

Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The Purchaser confirms that it has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Note and the Warrant to be purchased by it under this Agreement and the Note Shares and the Warrant Shares acquired by it upon the conversion of the Note and the exercise of the Warrant, respectively. The Purchaser further confirms that it has had an opportunity to ask questions and receive answers (including such "due diligence" as Purchaser deemed necessary) from the Company regarding the Company's and its Subsidiaries' business, management and financial affairs and the terms and conditions of the Offering, the Note, the Warrant and the Securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Purchaser or to which the Purchaser had access. Purchaser has received and reviewed the Company's Form 10-KSB for the year ended December 31, 2003, as well as other Company filings with the Securities and Exchange Commission. Purchaser is not a member of, or an associate or affiliate of a member of the National Association of Securities Dealers; and has not, for a period of 12 months prior to the date of this Subscription Agreement, been affiliated or associated with any broker/dealer, company, firm, organization, or other entity which is a member of the National Association of Securities Dealers, Inc.

        (a)   Purchaser represents that the offer and sale of the Securities, herein, are exempt from the securities laws of Grand Cayman.

        5.4   <u>Purchaser Bears Economic Risk</u>. The Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. The Purchaser must bear the economic risk of this investment until the Securities are sold pursuant to: (i) an effective registration statement under the Securities Act; or (ii) an exemption from registration is available with respect to such sale.

        5.5   <u>Acquisition for Own Account</u>. The Purchaser is acquiring the Note and Warrant and the Note Shares and the Warrant Shares for the Purchaser's own account for investment only, and not as a nominee or agent and not with a view towards or for resale in connection with their distribution.

        5.6   <u>Purchaser Can Protect Its Interest</u>. The Purchaser represents that by reason of its, or of its management's, business and financial experience, the Purchaser has the capacity to evaluate the merits and risks of its investment in the Note, the Warrant and the Securities and to protect its own interests in connection with the transactions contemplated in this Agreement and the Related Agreements, and is experienced in evaluating and investing in private placement transactions of securities of companies in a similar stage of development. Further, Purchaser has not purchased the Securities as a result of any form of general advertising, including advertisements, articles, notices, or other communications in any newspaper, magazinre, or similar media, or telecommunications in connection with the transactions contemplated in the Agreement or the Related Agreements.

5.7   Accredited Investor. Purchaser represents that it is an accredited investor within the meaning of Regulation D under the Securities Act.

5.8   Patriot Act. The Purchaser certifies that, to the best of Purchaser's knowledge, the Purchaser has not been designated, and is not owned or controlled, by a "suspected terrorist" as defined in Executive Order 13224. The Purchaser hereby acknowledges that the Company seeks to comply with all applicable laws concerning money laundering and related activities. In furtherance of those efforts, the Purchaser hereby represents, warrants and agrees that: (i) none of the cash or property that the Purchaser will pay or will contribute to the Company has been or shall be derived from, or related to, any activity that is deemed criminal under United States law; and (ii) no contribution or payment by the Purchaser to the Company to the extent that they are within the Purchaser's control shall cause the Company to be in violation of the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. The Purchaser shall promptly notify the Company if any of these representations ceases to be true and accurate regarding the Purchaser. The Purchaser agrees to provide the Company any additional information regarding the Purchaser that the Purchaser deems necessary or convenient to ensure compliance with all applicable laws concerning money laundering and similar activities. The Purchaser understands and agrees that if at any time it is discovered that any of the foregoing representations are incorrect, or if otherwise required by applicable law or regulation related to money laundering similar activities, the Company may undertake appropriate actions to ensure compliance with applicable law or regulation, including but not limited to cessation of payments to the Purchaser. The Purchaser further understands that the Company may release confidential information about the Purchaser and, if applicable, any underlying beneficial owners, to proper authorities if the Company, in its sole discretion, determines that it is in the best interests of the Company in light of relevant rules and regulations under the laws set forth in subsection (ii) above.

5.9   Legends.

(a)   The Note shall bear substantially the following legend:

"THIS NOTE AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE, STATE SECURITIES LAWS. THIS NOTE AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE OR SUCH SHARES UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO POWERCOLD CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AGREEMENT BETWEEN THE HOLDER THEREOF AND POWERCOLD CORPORATION AND MAY NOT BE

SOLD, PLEDGED, OR OTHERWISE TRANSFERRED AT ANY TIME WITHOUT COMPLIANCE WITH SUCH AGREEMENT."

(b)   The Note Shares and the Warrant Shares, if not issued by DWAC system (as hereinafter defined), shall bear a legend which shall be in substantially the following form until such shares are covered by an effective registration statement filed with the SEC:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THESE SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH SECURITIES ACT AND APPLICABLE STATE LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO POWERCOLD CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AGREEMENT BETWEEN THE HOLDER THEREOF AND POWERCOLD CORPORATION AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED AT ANY TIME WITHOUT COMPLIANCE WITH SUCH AGREEMENT."

(c)   The Warrant shall bear substantially the following legend:

"THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT OR THE UNDERLYING SHARES OF COMMON STOCK UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO POWERCOLD CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AGREEMENT BETWEEN THE HOLDER THEREOF AND POWERCOLD CORPORATION AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED AT ANY TIME WITHOUT COMPLIANCE WITH SUCH AGREEMENT."

After a Registration Statement is declared effective by the Securities and Exchange Commission ("Commission"), Purchaser may deliver to the Company the certificate representing the Securities issued to the Purchaser, and the Company will, within a reasonable time after receipt by the Company of the foregoing, issue a new certificate representing and in exchange for the aforementioned certificate, which new certificate shall be legended as follows:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES MAY BE SOLD PURSUANT TO THE REGISTRATION STATEMENT PROVIDED THAT (I) THE REGISTRATION STATEMENT IS CURRENT AND EFFECTIVE, (II) THE HOLDER COMPLIES WITH THE PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND (III) THE SALE IS IN COMPLIANCE WITH THE PLAN OF DISTRIBUTION SET FORTH IN THE PROSPECTUS.

Delivery of certificates bearing such a legend may not constitute "good delivery" in settlement of transactions on stock exchanges or OTCBB.

5.10 <u>Tax Consequences.</u> Purchaser understands there may be material tax consequences to the Purchaser of an acquisition or disposition of the Securities. Company makes no representation with respect to the tax consequences under U.S., state or foreign tax laws by reason of the Purchaser's acquisition or disposition of such Securities.

6. <u>Covenants of the Company</u>. The Company covenants and agrees with the Purchaser as follows:

6.1 <u>Stop-Orders</u>. The Company will advise the Purchaser, promptly after it receives notice of issuance by the Securities and Exchange Commission (the "SEC"), any state securities commission or any other regulatory authority of any stop order or of any order preventing or suspending any offering of any securities of the Company, or of the suspension of the qualification of the Common Stock of the Company for offering or sale in any jurisdiction, or the initiation of any proceeding for any such purpose.

6.2 <u>Listing</u>. The Company will maintain the listing of its Common Stock on the OTCBB as its Principal Market, and will comply in all material respects with the Company's reporting, filing and other obligations under the bylaws or rules of the National Association of Securities Dealers ("NASD") and such exchanges, as applicable.

6.3 <u>Market Regulations</u>. The Company shall notify the SEC, NASD and applicable state authorities, in accordance with their requirements, of the transactions contemplated by this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Securities to the Purchaser and promptly provide copies thereof to the Purchaser.

6.4 <u>Reporting Requirements</u>. The Company will timely file with the SEC all reports required to be filed pursuant to the Exchange Act and refrain from terminating its status

as an issuer required by the Exchange Act to file reports thereunder even if the Exchange Act or the rules or regulations thereunder would permit such termination.

6.5   Use of Funds. The Company agrees that it will use the proceeds of the sale of the Note and the Warrant to fund contract order fulfillment, to post project bonds, to repay in full that certain bridge loan in the aggregate principal amount of $1,550,000 outstanding on the date hereof, to pay up to an aggregate of $400,000 to Simco Corp., and for general working capital purposes only.

6.6   Access to Facilities. Each of the Company and each of its Subsidiaries will permit any representatives designated by the Purchaser (or any successor of the Purchaser), upon reasonable notice and during normal business hours, at such person's expense and accompanied by a representative of the Company, to:

(a)   visit and inspect any of the properties of the Company or any of its Subsidiaries;

(b)   examine the corporate and financial records of the Company or any of its Subsidiaries (unless such examination is not permitted by federal, state or local law or by contract) and make copies thereof or extracts therefrom; and

(c)   discuss the affairs, finances and accounts of the Company or any of its Subsidiaries with the directors, officers and independent accountants of the Company or any of its Subsidiaries.

Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries will provide any material, non-public information to the Purchaser unless the Purchaser signs a confidentiality agreement and otherwise complies with Regulation FD, under the federal securities laws.

6.7   Taxes. Each of the Company and each of its Subsidiaries will promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Company and its Subsidiaries; provided, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof shall currently be contested in good faith by appropriate proceedings and if the Company and/or such Subsidiary shall have set aside on its books adequate reserves with respect thereto, and provided, further, that the Company and its Subsidiaries will pay all such taxes, assessments, charges or levies forthwith upon the commencement of proceedings to foreclose any lien which may have attached as security therefor.

6.8   Insurance. Each of the Company and its Subsidiaries will keep its assets which are of an insurable character insured by financially sound and reputable insurers against loss or damage by fire, explosion and other risks customarily insured against by companies in similar business similarly situated as the Company and its Subsidiaries; and the Company and its Subsidiaries will maintain, with financially sound and reputable insurers, insurance against other hazards and risks and liability to persons and property to the extent and in the manner which the Company reasonably believes is customary for companies in similar business similarly situated as the Company and its Subsidiaries and to the extent available on commercially reasonable

terms. The Company, and each of its Subsidiaries will jointly and severally bear the full risk of loss from any loss of any nature whatsoever with respect to the assets pledged to the Purchaser as security for its obligations hereunder and under the Related Agreements. At the Company's and each of its Subsidiaries' joint and several cost and expense in amounts and with carriers reasonably acceptable to Purchaser, the Company and each of its Subsidiaries shall (i) keep all its insurable properties and properties in which it has an interest insured against the hazards of fire, flood, sprinkler leakage, those hazards covered by extended coverage insurance and such other hazards, and for such amounts, as is customary in the case of companies engaged in businesses similar to the Company's or the respective Subsidiary's including business interruption insurance; (ii) maintain a bond in such amounts as is customary in the case of companies engaged in businesses similar to the Company's or the respective Subsidiary's insuring against larceny, embezzlement or other criminal misappropriation of insured's officers and employees who may either singly or jointly with others at any time have access to the assets or funds of the Company or any of its Subsidiaries either directly or through governmental authority to draw upon such funds or to direct generally the disposition of such assets; (iii) maintain public and product liability insurance against claims for personal injury, death or property damage suffered by others; (iv) maintain all such worker's compensation or similar insurance as may be required under the laws of any state or jurisdiction in which the Company or the respective Subsidiary is engaged in business; and (v) furnish Purchaser with (x) copies of all policies and evidence of the maintenance of such policies at least thirty (30) days before any expiration date, (y) excepting the Company's workers' compensation policy, endorsements to such policies naming Purchaser as "co-insured" or "additional insured" and appropriate loss payable endorsements in form and substance satisfactory to Purchaser, naming Purchaser as loss payee, and (z) evidence that as to Purchaser the insurance coverage shall not be impaired or invalidated by any act or neglect of the Company or any Subsidiary and the insurer will provide Purchaser with at least thirty (30) days notice prior to cancellation. The Company and each Subsidiary shall instruct the insurance carriers that in the event of any loss thereunder, the carriers shall make payment for such loss to the Company and/or the Subsidiary and Purchaser jointly. In the event that as of the date of receipt of each loss recovery upon any such insurance, the Purchaser has not declared an event of default with respect to this Agreement or any of the Related Agreements, then the Company and/or such Subsidiary shall be permitted to direct the application of such loss recovery proceeds toward investment in property, plant and equipment that would comprise "Collateral" secured by Purchaser's security interest pursuant to its security agreement, with any surplus funds to be applied toward payment of the obligations of the Company to Purchaser. In the event that Purchaser has properly declared an event of default with respect to this Agreement or any of the Related Agreements, then all loss recoveries received by Purchaser upon any such insurance thereafter may be applied to the obligations of the Company hereunder and under the Related Agreements. Any surplus (following satisfaction of all Company obligations to Purchaser) shall be paid by Purchaser to the Company or applied as may be otherwise required by law. Any deficiency thereon shall be paid by the Company or the Subsidiary, as applicable, to Purchaser, on demand**.**

6.9   Intellectual Property. Each of the Company and each of its Subsidiaries shall maintain in full force and effect its existence, rights and franchises and all licenses and other rights to use Intellectual Property owned or possessed by it and reasonably deemed to be necessary to the conduct of its business.

6.10 <u>Properties</u>. Each of the Company and each of its Subsidiaries will keep its properties in good repair, working order and condition, reasonable wear and tear excepted, and from time to time make all needful and proper repairs, renewals, replacements, additions and improvements thereto; and each of the Company and each of its Subsidiaries will at all times comply with each provision of all leases to which it is a party or under which it occupies property if the breach of such provision could, either individually or in the aggregate, reasonably be expected tohave a Material Adverse Effect.

6.11 <u>Confidentiality</u>. The Company agrees that it will not disclose, and will not include in any public announcement, the name of the Purchaser, unless expressly agreed to by the Purchaser or unless and until such disclosure is required by law or applicable regulation, and then only to the extent of such requirement. Notwithstanding the foregoing, the Company may disclose Purchaser's identity and the terms of this Agreement to its current and prospective debt and equity financing sources.

6.12 <u>Required Approvals</u>. For so long as twenty-five percent (25%) of the principal amount of the Note is outstanding, the Company, without the prior written consent of the Purchaser, shall not, and shall not permit any of its Subsidiaries to:

(a) (i) directly or indirectly declare or pay any dividends, other than (x) dividends paid to the Parent or any of its wholly-owned Subsidiaries and (y) dividends paid to the Purchaser with respect to the Series A Preferred, (ii) issue any preferred stock that is manditorily redeemable prior to July 29, 2005 or (iii) redeem any of its preferred stock or other equity interests;

(b) liquidate, dissolve or effect a material reorganization (it being understood that in no event shall the Company dissolve, liquidate or merge with any other person or entity (unless the Company is the surviving entity);

(c) become subject to (including, without limitation, by way of amendment to or modification of) any agreement or instrument which by its terms would (under any circumstances) restrict the Company's or any of its Subsidiaries right to perform the provisions of this Agreement, any Related Agreement or any of the agreements contemplated hereby or thereby;

(d) materially alter or change the scope of the business of the Company and its Subsidiaries taken as a whole;

(e) (i) except in the ordinary course of business, create, incur, assume or suffer to exist any indebtedness (exclusive of trade debt and debt incurred to finance the purchase of equipment (not in excess of ten percent (10%) of the fair market value of the Company's and its Subsidiaries' assets) whether secured or unsecured other than (x) the Company's indebtedness to the Purchaser, (y) indebtedness set forth on <u>Schedule 6.12(e)</u> attached hereto and made a part hereof or any refinancings or replacements thereof on terms no less favorable to the Purchaser than the indebtedness being refinanced or replaced, and (z) any debt incurred in connection with the purchase of assets in the ordinary course of business, or any refinancings or replacements thereof on terms no less

favorable to the Purchaser than the indebtedness being refinanced or replaced; (ii) cancel any debt owing to it in excess of $50,000 in the aggregate during any 12 month period; (iii) assume, guarantee, endorse or otherwise become directly or contingently liable in connection with any obligations of any other Person, except the endorsement of negotiable instruments by the Company for deposit or collection or similar transactions in the ordinary course of business or guarantees of indebtedness otherwise permitted to be outstanding pursuant to this clause (e); and

      (f)   create or acquire any Subsidiary after the date hereof unless (i) such Subsidiary is a wholly-owned Subsidiary of the Company and (ii) such Subsidiary becomes party to the Master Security Agreement, the Stock Pledge Agreement and the Subsidiary Guaranty (either by executing a counterpart thereof or an assumption or joinder agreement in respect thereof) and, to the extent required by the Purchaser, satisfies each condition of this Agreement and the Related Agreements as if such Subsidiary were a Subsidiary on the Closing Date.

      6.13   <u>Reissuance of Securities</u>. The Company agrees to reissue certificates representing the Securities without the legends set forth in Section 5.8 above at such time as:

      (a)   the holder thereof is permitted to dispose of such Securities pursuant to Rule 144(k) under the Securities Act; or

      (b)   upon resale subject to an effective registration statement after such Securities are registered under the Securities Act.

The Company agrees to cooperate with the Purchaser in connection with all resales pursuant to Rule 144(d) and Rule 144(k) and provide legal opinions necessary to allow such resales provided the Company and its counsel receive reasonably requested representations from the selling Purchaser and broker, if any.

      6.14   <u>Opinion</u>. On the Closing Date, the Company will deliver to the Purchaser an opinion acceptable to the Purchaser from the Company's external legal counsel. The Company will provide, at the Company's expense, such other legal opinions in the future as are deemed reasonably necessary by the Purchaser (and acceptable to the Purchaser) in connection with the conversion of the Note and exercise of the Warrant.

      6.15   <u>Margin Stock</u>. The Company will not permit any of the proceeds of the Note or the Warrant to be used directly or indirectly to "purchase" or "carry" "margin stock" or to repay indebtedness incurred to "purchase" or "carry" "margin stock" within the respective meanings of each of the quoted terms under Regulation U of the Board of Governors of the Federal Reserve System as now and from time to time hereafter in effect.

      6.16   <u>Financing Right of First Refusal</u>. (a) Subject to the terms and conditions of Schedule 6.16, and for a period beginning on the date hereof and not to exceed the date upon which Company's obligations under the Note have been paid in full and the Note has been terminated , the Company hereby grants to the Purchaser a right of first refusal to provide any Additional Financing (as defined below) to be issued by the Company and/or any of its Subsidiaries, subject to the following terms and conditions. From and after the Closing Date

hereof, prior to the incurrence of any additional indebtedness and/or the sale or issuance of any equity interests of the Company or any of its Subsidiaries (an "Additional Financing"), the Company and/or any Subsidiary of the Company, as the case may be, shall notify the Purchaser of its intention to enter into such Additional Financing. In connection therewith, the Company and/or the applicable Subsidiary thereof shall submit a fully executed term sheet (a "Proposed Term Sheet") to the Purchaser setting forth the terms, conditions and pricing of any such Additional Financing (such financing to be negotiated on "arm's length" terms and the terms thereof to be negotiated in good faith) proposed to be entered into by the Company and/or such Subsidiary. The Purchaser shall have the right, but not the obligation, to deliver its own proposed term sheet (the "Purchaser Term Sheet") setting forth the terms and conditions upon which Purchaser would be willing to provide such Additional Financing to the Company and/or such Subsidiary. The Purchaser Term Sheet shall contain terms no less favorable to the Company and /or the Subsidiary than those outlined in the Proposed Term Sheet. The Purchaser shall deliver such Purchaser Term Sheet within five business days of receipt of each such Proposed Term Sheet. If the provisions of the Purchaser Term Sheet are at least as favorable to the Company and/or such Subsidiary, as the case may be, as the provisions of the Proposed Term Sheet, the Company and/or such Subsidiary shall enter into and consummate the Additional Financing transaction outlined in the Purchaser Term Sheet.

(b) The Company will not, and will not permit its Subsidiaries to, agree, directly or indirectly, to any restriction with any person or entity which limits the ability of the Purchaser to consummate an Additional Financing with the Company or any of its Subsidiaries.

7.   Covenants of the Purchaser. The Purchaser covenants and agrees with the Company as follows:

7.1   Confidentiality. The Purchaser agrees that it will not disclose, and will not include in any public announcement, the name of the Company, unless expressly agreed to by the Company or unless and until such disclosure is required by law or applicable regulation, and then only to the extent of such requirement.

7.2   Non-Public Information. The Purchaser agrees not to effect any sales in the shares of the Company's Common Stock while in possession of material, non-public information regarding the Company if such sales would violate applicable securities law.

8.   Covenants of the Company and Purchaser Regarding Indemnification.

8.1   Company Indemnification. The Company agrees to indemnify, hold harmless, reimburse and defend the Purchaser, each of the Purchaser's officers, directors, agents, affiliates, control persons, and principal shareholders, against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Purchaser which results, arises out of or is based upon: (i) any misrepresentation by the Company or any of its Subsidiaries or breach of any warranty by the Company or any of its Subsidiaries in this Agreement, any other Related Agreement or in any exhibits or schedules attached hereto or thereto; or (ii) any breach or default in performance by Company or any of its Subsidiaries of any covenant or undertaking to be performed by Company or any of its Subsidiaries hereunder, under any other Related Agreement or any other agreement

entered into by the Company and/or any of its Subsidiaries and Purchaser relating hereto or thereto.

        8.2   <u>Purchaser's Indemnification</u>.   Purchaser agrees to indemnify, hold harmless, reimburse and defend the Company and each of the Company's officers, directors, agents, affiliates, control persons and principal shareholders, at all times against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Company which results, arises out of or is based upon: (i) any misrepresentation by Purchaser or breach of any warranty by Purchaser in this Agreement or in any exhibits or schedules attached hereto or any Related Agreement; or (ii) any breach or default in performance by Purchaser of any covenant or undertaking to be performed by Purchaser hereunder, or any other agreement entered into by the Company and Purchaser relating hereto.

      9.   <u>Conversion of Convertible Note by Purchaser</u>.

        9.1   <u>Mechanics of Conversion</u>.

        (a)   Provided the Purchaser has notified the Company of the Purchaser's intention to sell the Note Shares, and the Note Shares are included in an effective registration statement or are otherwise exempt from registration when sold: (i) upon the conversion of the Note or part thereof, the Company shall, at its own cost and expense, take all necessary action (including the issuance of an opinion of counsel reasonably acceptable to the Purchaser following a request by the Purchaser) to assure that the Company's transfer agent shall issue shares of the Company's Common Stock in the name of the Purchaser (or its nominee) or such other persons as designated by the Purchaser in accordance with Section 9.1(b) hereof and in such denominations to be specified representing the number of Note Shares issuable upon such conversion; and (ii) the Company warrants that no instructions other than these instructions have been or will be given to the transfer agent of the Company's Common Stock and that after the Effectiveness Date (as defined in the Registration Rights Agreement) the Note Shares issued will be freely transferable subject to the prospectus delivery requirements of the Securities Act and the provisions of this Agreement, and will not contain a legend restricting the resale or transferability of the Note Shares.

        (b)   Subject to the conditions set forth in (a), above, Purchaser will give notice of its decision to exercise its right to convert the Note or part thereof by telecopying or otherwise delivering an executed and completed notice of the number of shares to be converted to the Company (the "Notice of Conversion"). The Purchaser will not be required to surrender the Note until the Purchaser receives a credit to the account of the Purchaser's prime broker through the DWAC system (as defined below), representing the Note Shares or until the Note has been fully satisfied. Each date on which a Notice of Conversion is telecopied or delivered to the Company and received in accordance with the provisions hereof shall be deemed a "Conversion Date." Pursuant to the terms of the Notice of Conversion, the Company will issue instructions to the transfer agent accompanied by an opinion of counsel within Three (3) business days of the date of the delivery to the Company of the Notice of Conversion and shall cause the transfer agent to transmit the certificates representing the Conversion Shares to the Holder by crediting

the account of the Purchaser's prime broker with the Depository Trust Company ("DTC") through its Deposit Withdrawal Agent Commission ("DWAC") system within three (3) business days after receipt by the Company of the Notice of Conversion (the "Delivery Date").

(c)   The Company understands that a delay in the delivery of the Note Shares in the form required pursuant to Section 9 hereof beyond the Delivery Date could result in economic loss to the Purchaser. In the event that the Company fails to direct its transfer agent to deliver the Note Shares to the Purchaser via the DWAC system within the time frame set forth in Section 9.1(b) above and the Note Shares are not delivered to the Purchaser by the Delivery Date, as compensation to the Purchaser for such loss, the Company agrees to pay late payments to the Purchaser for late issuance of the Note Shares in the form required pursuant to Section 9 hereof upon conversion of the Note in the amount equal to the greater of: (i) $500 per business day after the Delivery Date; or (ii) the Purchaser's actual damages from such delayed delivery. Notwithstanding the foregoing, the Company will not owe the Purchaser any late payments if the delay in the delivery of the Note Shares beyond the Delivery Date is solely out of the control of the Company and the Company is actively trying to cure the cause of the delay. The Company shall pay any payments incurred under this Section in immediately available funds upon demand and, in the case of actual damages, accompanied by reasonable documentation of the amount of such damages. Such documentation shall show the number of shares of Common Stock the Purchaser is forced to purchase (in an open market transaction) which the Purchaser anticipated receiving upon such conversion, and shall be calculated as the amount by which (A) the Purchaser's total purchase price (including customary brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (B) the aggregate principal and/or interest amount of the Note, for which such Conversion Notice was not timely honored.

Nothing contained herein or in any document referred to herein or delivered in connection herewith shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest or dividends required to be paid or other charges hereunder exceed the maximum amount permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to a Purchaser and thus refunded to the Company.

10.   Registration Rights.

10.1 Registration Rights Granted. The Company hereby grants registration rights to the Purchaser pursuant to a Registration Rights Agreement dated as of even date herewith between the Company and the Purchaser. .

10.2 Offering Restrictions. Except as previously disclosed in the SEC Reports or in the Exchange Act Filings, or stock or stock options granted to employees or directors of the Company (these exceptions hereinafter referred to as the "Excepted Issuances"), neither the Company nor any of its Subsidiaries will issue any securities with a continuously variable/floating conversion feature (commonly referred to as "death spiral" or "floorless convertible" securities which are or could be (by conversion or registration) free-trading

securities (i.e. common stock subject to a registration statement) prior to the full repayment or conversion of the Note (together with all accrued and unpaid interest and fees related thereto).

11.   Miscellaneous.

11.1   Governing Law.   THIS AGREEMENT AND EACH RELATED AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. ANY CONTROVERSY ARISING OUT OF, CONNECTED TO, OR RELATING TO ANY MATTERS HEREIN OF THE TRANSACTIONS BETWEEN PURCHASER AND COMPANY (INCLUDING FOR PURPOSES OF ARBITRATION, PARTNERS, MANAGER, DIRECTORS, EMPLOYEES, CONTROLLING PERSONS, AFFILIATES, PROFESSIONAL ADVISORS, AGENTS OR PROMOTERS OF THE COMPANY), ON BEHALF OF THE UNDERSIGNED, OR THIS AGREEMENT, OR THE BREACH THEREOF, INCLUDING, BUT NOT LIMITED TO ANY CLAIMS OR VIOLATIONS OF FEDERAL AND/OR STATE SECURITIES ACTS, BANKING STATUTES, CONSUMER PROTECTION STATUTES, FEDERAL AND/OR STATE ANTI-RACKETEERING (E.G. RICO) CLAIMS AS WELL AS ANY COMMON LAW CLAIMS AND ANY STATE LAW CLAIMS OF FRAUD, NEGLIGENCE, NEGLIGENT MISREPRESENTATIONS, CONVERSION, UNLAWFUL TERMINATION, SHALL BE SETTLED BY ARBITRATION; AND IN ACCORDANCE WITH THIS PARAGRAPH AND JUDGMENT ON THE ARBITRATOR'S AWARD MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF IN ACCORDANCE WITH THE PROVISIONS OF NEW YORK LAW. IN THE EVENT OF SUCH A DISPUTE, EACH PARTY TO THE CONFLICT SHALL SELECT AN ARBITRATOR, WHO THEN SELECT A THIRD ARBITRATOR, WHICH SHALL CONSTITUTE THE THREE PERSONS ARBITRATION BOARD. THE DECISION OF A MAJORITY OF THE BOARD OF ARBITRATORS WHO SHALL RENDER THEIR DECISION WITHIN THIRTY (30) DAYS OF APPOINTMENT OF THE FINAL ARBITRATOR, SHALL BE BINDING UPON THE PARTIES. VENUE FOR ANY ARBITRATION PROCEEDING SHALL BE IN THE STATE OF NEW YORK, BOROUGH OF MANHATTAN; AND THE PREVAILING PARTY ON ANY ACTION TO ENFORCE RIGHTS HEREUNDER SHALL BE ENTITLED, IN ADDITION TO ANY COURT AWARDED DAMAGES, THEIR COSTS AND REASONABLE ATTORNEY'S FEES, WHETHER AT ARBITRATION, OR ON APPEAL.IN THE EVENT THAT ANY PROVISION OF THIS AGREEMENT OR ANY RELATED AGREEMENT DELIVERED IN CONNECTION HEREWITH IS INVALID OR UNENFORCEABLE UNDER ANY APPLICABLE STATUTE OR RULE OF LAW, THEN SUCH PROVISION SHALL BE DEEMED INOPERATIVE TO THE EXTENT THAT IT MAY CONFLICT THEREWITH AND SHALL BE DEEMED MODIFIED TO CONFORM WITH SUCH STATUTE OR RULE OF LAW. ANY SUCH PROVISION WHICH MAY PROVE INVALID OR UNENFORCEABLE UNDER ANY LAW SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF ANY OTHER PROVISION OF THIS AGREEMENT OR ANY RELATED AGREEMENT.

11.2   Survival.   The representations, warranties, covenants and agreements made herein shall survive any investigation made by the Purchaser and the closing of the transactions contemplated hereby to the extent provided therein. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company

pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder solely as of the date of such certificate or instrument or the date filed with the Securities Exchange Commission, any government or taxing authority, or any Principal Market.

11.3 <u>Successors</u>. Except as otherwise expressly provided herein and under applicable securities laws, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, heirs, executors and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of the Securities from time to time, other than the holders of Common Stock which has been sold by the Purchaser pursuant to Rule 144 or an effective registration statement. Purchaser may not assign its rights hereunder to a competitor of the Company. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.4 <u>Entire Agreement</u>. This Agreement, the Related Agreements, the exhibits and schedules hereto and thereto and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

11.5 <u>Severability</u>. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

11.6 <u>Amendment and Waiver</u>.

(a) This Agreement may be amended, modified, or assigned only upon the written consent of the Company and the Purchaser.

(b) The obligations of the Company and the rights of the Purchaser under this Agreement may be waived only with the written consent of the Purchaser.

(c) The obligations of the Purchaser and the rights of the Company under this Agreement may be waived only with the written consent of the Company.

11.7 <u>Delays or Omissions</u>. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement or the Related Agreements, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. All remedies, either under this Agreement or the Related Agreements, by law or otherwise afforded to any party, shall be cumulative and not alternative.

11.8 <u>Notices</u>. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given:

(a)   upon personal delivery to the party to be notified;

(b)   when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day;

(c)   three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or

(d)   one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

All communications shall be sent as follows:

If to the Company, to:	PowerCold Corporation 566 South Bethlehem Pike Fort Washington, PA

Attention: Chief Financial Officer
Facsimile: (215) 591-9882

with a copy to:

Attention: Charles A. Cleveland, P.S.
                   Suite 304, 1212 North Washington
                   Spokane, WA 99202-2401
Facsimile: (509) 326-1872

If to the Purchaser, to:	Laurus Master Fund, Ltd. c/o Ironshore Corporate Services ltd. P.O. Box 1234 G.T. Queensgate House, South Church Street Grand Cayman, Cayman Islands Facsimile: 345-949-9877

with a copy to:

John E. Tucker, Esq.
825 Third Avenue 14th Floor
New York, NY 10022
Facsimile: 212-541-4434

or at such other address as the Company or the Purchaser may designate by five (5) days' advance written notice to the other parties hereto given in accordance herewith.

11.9   Attorneys' Fees. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover

from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

11.10 <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

11.11 <u>Facsimile Signatures; Counterparts</u>. This Agreement may be executed by facsimile signatures and in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

11.12 <u>Broker's Fees</u>. Except as set forth on Schedule 11.12 hereof, each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this Section 11.12 being untrue.

11.13 <u>Construction</u>. Each party acknowledges that its legal counsel participated in the preparation of this Agreement and the Related Agreements and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Agreement to favor any party against the other.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the parties hereto have executed the SECURITIES PURCHASE AGREEMENT as of the date set forth in the first paragraph hereof.

COMPANY: PURCHASER:

POWERCOLD CORPORATION   LAURUS MASTER FUND, LTD.

By: _____   By: _____
Name: _/s/ Joseph. Cahill___   Name: _____
Title: __Secretary_____   Title: _____

EXHIBIT A

FORM OF CONVERTIBLE NOTE

EXHIBIT B

FORM OF WARRANT

EXHIBIT C

FORM OF OPINION

EXHIBIT D

FORM OF ESCROW AGREEMENT

SCHEDULE 4.2

SUBSIDARY	OWNER	OWNERSHIP PERCENTAGE
POWERCOLD COMFORTAIR SOLUTIONS, INC.	**POWERCOLD CORPORATION**	**100 %**
POWERCOLD INTERNATIONAL, LTD	**POWERCOLD CORPORATION**	**100 %**
POWERCOLD PRODUCTS, INC.	**POWERCOLD CORPORATION**	**100 %**
POWERCOLD TECHNOLOGY, LLC	**POWERCOLD CORPORATION**	**100 %**

SCHEDULE 4.3

SUBSIDARY	SHARES AUTHORIZED
POWERCOLD COMFORTAIR SOLUTIONS, INC.	1,000
POWERCOLD INTERNATIONAL, LTD	1,000
POWERCOLD PRODUCTS, INC.	1,000
POWERCOLD TECHNOLOGY, LLC	1,000

SCHEDULE 4.4

WARRANTS ISSUED BY POWERCOLD CORPORATION

THERE ARE NO WARRANTS ISSUED BY SUBSIDIARIES

SCHEDULE 4.6

NONE

SCHEDULE 4.7

SIMCO GROUP, BENEFICIALLY OWNED BY FRANCIS L. SIMOLA AND VERONICA SIMOLA, IS OWED $499,000 AS SHORT TERM DEMAND FINANCING.

SCHEDULE 4.9

NONE

SCHEDULE 4.10

NONE

SCHEDULE 4.12

LITIGATION

BIG SKY PLUMBING V. POWERCOLD COMFORTAIR SOLUTIONS, INC (ULTIMATE COMFORT SYSTEMS, INC)

ERA REFRIGERATION V. NICHOLAS LADOPOULOS DBA YAHARA CROSSING CENTRE LLC, WINDSOR COMMONS, PROGRESSIVE DESIGNS ET AL.

POWERCOLD PRODUCTS, INC, POWERCOLD COMFORTAIR SOLUTIONS, INC (ULTIMATE COMFORT SYSTEM) ARE THIRD PARTY DEFANDANTS. AMOUNT UNDETERMINED

SCHEDULE 4.14

NONE

SCHEDULE 4.15

THE COMPANY PLAN TO REGISTER OPTIONS FOR THE EMPLOYEE STOCK OPTION PLAN OF 2002 AND ALL OTHER OFFICIERS AND DIRECTORS IN SEPARATE FILINGS.

INDIVIDUALS AND BUSINESS THAT HAVE PROVIDED SERVICES TO POWERCOLD CORPORATION THAT HAVE BEEN ISSUED WARRANT PURCHASE AGREEMENTS OR RESTRICTED STOCK WILL ALSO BE REGISTED. A SCHEDULE OF ISSUED OPTIONS IS ATTACHED.

SCHEDULE 4.17

HAZARDOUS MATERIALS LIST

COMPRESSED GASSES FOR WELDING

FLUX FOR BRAZING

SCHEDULE 4.21

NONE

SCHEDULE 4.23

NONE

SCHEDULE 6.12(E)

NONE

SCHEDULE 6.16

WGS CAPITAL

PHILADELPHIA BROKERAGE CORPORATION

OBERON GROUP LLC

OBERON GROUP LLC

SECURED CONVERTIBLE TERM NOTE

FOR VALUE RECEIVED, POWERCOLD CORPORATION, a Nevada corporation (the "**Borrower**"), hereby promises to pay to LAURUS MASTER FUND, LTD., c/o Ironshore Corporate Services Ltd., P.O. Box 1234 G.T., Queensgate House, South Church Street, Grand Cayman, Cayman Islands, Fax: 345-949-9877 (the "**Holder**") or its registered assigns or successors in interest, on order, the sum of Five Million Dollars ($5,000,000), together with any accrued and unpaid interest hereon, on July 29, 2007 (the "**Maturity Date**") if not sooner paid.

Capitalized terms used herein without definition shall have the meanings ascribed to such terms in that certain Securities Purchase Agreement dated as of the date hereof between the Borrower and the Holder (the "**Purchase Agreement**").

The following terms shall apply to this Note:

ARTICLE I
INTEREST & AMORTIZATION

1.1(a) Interest Rate. Subject to Sections 4.11 and 5.6 hereof, interest payable on this Note shall accrue at a rate per annum (the "Interest Rate") equal to the "prime rate" published in The Wall Street Journal from time to time, plus one percent (1.0%). The prime rate shall be increased or decreased as the case may be for each increase or decrease in the prime rate in an amount equal to such increase or decrease in the prime rate; each change to be effective as of the day of the change in such rate. Subject to Section 1.1(b) hereof, the Interest Rate shall not be less than five percent (5.0%) and no more than eight percent (8.0%). Interest shall be (i) calculated on the basis of a 360 day year, and (ii) payable monthly, in arrears, commencing on August 1, 2004 and on the first business day of each consecutive calendar month thereafter until the Maturity Date (and on the Maturity Date), whether by acceleration or otherwise (each, a "**Repayment Date**").

1.1 (b) Interest Rate Adjustment. The Interest Rate shall be calculated on the last business day of each month hereafter until the Maturity Date (each a "Determination Date") and shall be subject to adjustment as set forth herein. If (i) the Borrower shall have registered the shares of the Borrower's common stock underlying each of the conversion of the Note and that certain warrant issued to Holder on a registration statement declared effective by the Securities and Exchange

1

Commission (the "SEC"), and (ii) the market price (the "Market Price") of the Common Stock as reported by Bloomberg, L.P. on the Principal Market (as defined below) for the five (5) trading days immediately preceding a Determination Date exceeds the then applicable Fixed Conversion Price by at least twenty five percent (25%), the Interest Rate for the succeeding calendar month shall automatically be reduced by 200 basis points (200 b.p.) (2.0.%) for each incremental twenty five percent (25%) increase in the Market Price of the Common Stock above the then applicable Fixed Conversion Price. If (i) the Borrower shall not have registered the shares of the Borrower's common stock underlying the conversion of the Note and that certain warrant issued to Holder on a registration statement declared effective by the SEC and which remains effective, and (ii) the Market Price of the Common Stock as reported by Bloomberg, L.P. on the principal market for the five (5) trading days immediately preceding a Determination Date exceeds the then applicable Fixed Conversion Price by at least twenty five percent (25%), the Interest Rate for the succeeding calendar month shall automatically be decreased by 100 basis points (100 b.p.) (1.0.%) for each incremental twenty five percent (25%) increase in the Market Price of the Common Stock above the then applicable Fixed Conversion Price. Notwithstanding the foregoing (and anything to the contrary contained in herein), in no event shall the Interest Rate be less than zero percent (0%).

1.2   Minimum Monthly Principal Payments. Amortizing payments of the aggregate principal amount outstanding under this Note at any time (the "**Principal Amount**") shall begin on February 1, 2005 and shall recur on the first business day of each succeeding month thereafter until the Maturity Date (each, an "**Amortization Date**"). Subject to Article 3 below, beginning on the first Amortization Date, the Borrower shall make monthly payments to the Holder on each Repayment Date, each in the amount of $166,666.67, together with any accrued and unpaid interest to date on such portion of the Principal Amount plus any and all other amounts which are then owing under this Note, the Purchase Agreement or any other Related Agreement (specifically excluding the Common Stock Purchase Warrant) but have not been paid (collectively, the "**Monthly Amount**"). Any Principal Amount that remains outstanding on the Maturity Date shall be due and payable on the Maturity Date.

ARTICLE II
CONVERSION REPAYMENT

2.1   (a) Payment of Monthly Amount in Cash or Common Stock. Subject to paragraph (b) each month by the fifth (5th) business day prior to each Repayment Date (the "**Notice Date**"), the Holder shall deliver to Borrower a written notice in the form of Exhibit B attached hereto (each, a "**Repayment Notice**") stating whether, according to the Conversion Criteria (as defined below), the Monthly Amount payable on the next Repayment Date shall be paid in cash or Common Stock, or a combination of both. If a Repayment Notice is not delivered by the Holder on or before the applicable Notice Date for such Repayment Date, then the Borrower shall pay the Monthly Amount due on such Repayment Date in cash. Any portion of the Monthly Amount paid in cash on a Repayment Date, shall be paid to the Holder in an amount equal to 102% of such amount. The number of such shares to be issued by the Borrower to the Holder on such Repayment Date (in respect of such portion of the Monthly Amount converted into in shares of Common Stock pursuant

to Section 2.1(b)), shall be the number determined by dividing (x) the portion of the Monthly Amount converted into shares of Common Stock, by (y) the then applicable Fixed Conversion Price. For purposes hereof, the initial "**Fixed Conversion Price**" means $1.87 (which has been determined on the date of this Note as an amount equal to 107% of the average closing price for the twenty two (22) trading days immediately prior to the date of this Note) provided, however, that the Fixed Conversion Price set on the date hereof shall not exceed $2.10 or be less than $1.80.

(b)   Monthly Amount Conversion Guidelines-Automatic Conversion. Subject to Sections 2.1(a), 2.2, and 3.2 hereof, the Holder shall convert into shares of Common Stock all or a portion of the Monthly Amount due on each Repayment Date according to the following guidelines (the "**Conversion Criteria**"): (i) the average closing price of the Common Stock as reported by Bloomberg, L.P. on the Principal Market for the five (5) trading days immediately preceding such Repayment Date shall be greater than or equal to 110% of the Fixed Conversion Price and (ii) the amount of such conversion does not exceed thirty-five percent (35.0%) of the aggregate dollar trading volume of the Common Stock for the twenty-two (22) day trading period immediately preceding delivery of a Repayment Notice. If the Conversion Criteria are not met, the Holder shall convert only such part of the Monthly Amount that meets the Conversion Criteria. Any part of the Monthly Amount due on a Repayment Date that the Holder has not been able to convert into shares of Common Stock due to failure to meet the Conversion Criteria, shall be paid by the Borrower in cash at the rate of 102% of the Monthly Amount otherwise due on such Repayment Date, within five (5) business days of the applicable Repayment Date.

(c)   Subject to Sections 2.1, 2.2 hereof, if the average closing price of the Common Stock on the Principal Market is less than one hundred ten percent (110%) of the Fixed Conversion Price for the five (5) trading days immediately preceding a Repayment Date, then the Holder shall, , provide the Borrower with a Repayment Notice requiring the conversion of the Monthly Amount (together with accrued and unpaid interest and applicable fees), as of the date of the Repayment Notice at a Fixed Conversion Price equal to ninety percent (90%) of the average of the five (5) lowest trading days preceding such Repayment Date closing prices of the Common Stock during the twenty-two (22) trading days immediately prior to the date of the delivery of such respective Repayment Notice, provided, however, that such conversion of the Monthly Amount due on each Repayment Date does not exceed thirty five percent (35.0%) of the aggregate dollar trading volume of the Common Stock for the twenty-two (22) day trading period immediately preceding delivery of a Repayment Notice. Any part of the Monthly Amount due on such Repayment Date that the Holder has not been able to convert into shares of Common Stock as set forth in this Section 2.1(c) shall be paid in cash at the rate of 102% of the Monthly Amount otherwise due on such Repayment Date, within five (5) business days of the applicable Repayment Date. In no event shall the Fixed Conversion Price for the purposes of this Section 2.1(c) be less than $1.10.

2.2   No Effective Registration. Notwithstanding anything to the contrary herein, none of the Borrower's obligations to the Holder may be converted into Common Stock unless (i) either (x) an effective current Registration Statement (as defined in the Registration Rights Agreement) covering the shares of Common Stock to be issued in connection with satisfaction of such obligations exists or (y) an exemption from registration of the Common Stock is available to

pursuant to Rule 144 of the Securities Act and (ii) no Event of Default hereunder exists and is continuing, unless such Event of Default which has had, or could reasonably be expected to have a Material Adverse Effect is cured within any applicable cure period or is otherwise waived in writing by the Holder in whole or in part at the Holder's option.

2.3   Optional Redemption in Cash. The Borrower will have the option of prepaying this Note ("**Optional Redemption**") by paying to the Holder, within a period up to and including twelve (12) months from the date herein, a sum of money equal to one hundred twenty-five percent (125%) of the remaining principal balance amount of this Note together with accrued but unpaid interest thereon. Optional Redemption after twelve (12) months and up until twenty-four (24) months after the date herein, will be at a sum equal to one hundred and fifteen percent (115%) of the remaining principal balance amount of this Note together with accrued but unpaid interest. Option Redemption after twenty-four (24) months shall be effected by the Borrower paying to the Holder a sum equal to one hundred and two percent (110%) of the principal balance amount plus accrued but unpaid interest at Redemption and any and all other sums due, accrued or payable to the Holder arising under this Note, the Purchase Agreement, or any Related Agreement (the "**Redemption Amount**") outstanding on the day written notice of redemption (the "**Notice of Redemption**") is given to the Holder. The Notice of Redemption shall specify the date for such Optional Redemption (the "**Redemption Payment Date**") which date shall be seven (7) business days after the date of the Notice of Redemption (the "**Redemption Period**"). A Notice of Redemption shall not be effective with respect to any portion of this Note for which the Holder has a pending election to convert pursuant to Section 3.1, or for conversions initiated or made by the Holder pursuant to Section 3.1 during the Redemption Period. The Redemption Amount shall be determined as if such Holder's conversion elections had been completed immediately prior to the date of the Notice of Redemption. On the Redemption Payment Date, the Redemption Amount must be paid in good funds to the Holder. In the event the Borrower fails to pay the Redemption Amount on the Redemption Payment Date as set forth herein, then such Redemption Notice will be null and void.

ARTICLE III
CONVERSION RIGHTS

3.1.   Holder's Conversion Rights. The Holder shall have the right, but not the obligation, to convert all or any portion of the then aggregate outstanding principal amount of this Note, together with interest and fees due hereon, into shares of Common Stock subject to the terms and conditions set forth in this Article III. The Holder may exercise such right by delivery to the Borrower of a written notice of conversion not less than three (3) business days prior to the date upon which such conversion shall occur.

3.2   Conversion Limitation.   Notwithstanding anything contained herein to the contrary, the Holder shall not be entitled to convert pursuant to the terms of the Note an amount that would (a)

be convertible into that number of shares of Common Stock which, when added to the number of shares of Common Stock otherwise beneficially owned by such Holder including those issuable upon exercise of warrants held by such Holder would exceed 4.99% of the outstanding shares of Common Stock of the Borrower at the time of conversion or (b) exceed thirty-five percent (35%) of the aggregate dollar trading volume of the Common Stock for the twenty-two (22) day trading period immediately preceding delivery of a Notice of Conversion to the Borrower. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and Regulation 13d-3 thereunder. The conversion limitation described in this Section 3.2 shall automatically become null and void without any notice to Borrower upon the occurrence and during the continuance beyond any applicable grace period of an Event of Default which has had, or could reasonably be expected to have a Material Adverse Effect, or upon 75 days prior notice to the Borrower, except that at no time shall the beneficial ownership exceed 19.99% of the Common Stock. Notwithstanding anything contained herein to the contrary, the number of shares of Common Stock issuable by the Borrower and acquirable by the Holder at a price below $1.75 per share pursuant to the terms of this Note, the Purchase Agreement or any Related Agreement, shall not exceed an aggregate of 4,457,995 shares of the Borrower's Common Stock (subject to appropriate adjustment for stock splits, stock dividends, or other similar recapitalizations affecting the Common Stock) (the "**Maximum Common Stock Issuance**"), unless the issuance of shares hereunder in excess of the Maximum Common Stock Issuance shall first be approved by the Borrower's shareholders, if required by applicable law or regulation. If at any point in time and from time to time the number of shares of Common Stock issued pursuant to the terms of this Note or the Warrant, would exceed the Maximum Common Stock Issuance but for this Section 3.2, the Borrower shall promptly call a shareholders meeting to solicit shareholder approval for the issuance of the shares of Common Stock hereunder in excess of the Maximum Common Stock Issuance.

3.3   Mechanics of Holder's Conversion. (a) In the event that the Holder elects to convert this Note into Common Stock, the Holder shall give notice of such election by delivering an executed and completed notice of conversion ("**Notice of Conversion**") to the Borrower and such Notice of Conversion shall provide a breakdown in reasonable detail of the Principal Amount, accrued interest and fees being converted. On each Conversion Date (as hereinafter defined) and in accordance with its Notice of Conversion, the Holder shall make the appropriate reduction to the Principal Amount, accrued interest and fees as entered in its records and shall provide written notice thereof to the Borrower within two (2) business days after the Conversion Date. Each date on which a Notice of Conversion is delivered or telecopied to the Borrower in accordance with the provisions hereof shall be deemed a Conversion Date (the "**Conversion Date**"). A form of Notice of Conversion to be employed by the Holder is annexed hereto as Exhibit A.

(b) Pursuant to the terms of the Notice of Conversion, the Borrower will issue instructions to the transfer agent accompanied by an opinion of counsel within three (3) business day of the date of the delivery to Borrower of the Notice of Conversion and shall cause the transfer agent to transmit the certificates representing the Conversion Shares to the Holder by crediting the account of the

Holder's designated broker with the Depository Trust Corporation ("**DTC**") through its Deposit Withdrawal Agent Commission ("**DWAC**") system within three (3) business days after receipt by the Borrower of the Notice of Conversion (the "**Delivery Date**"). In the case of the exercise of the conversion rights set forth herein the conversion privilege shall be deemed to have been exercised and the Conversion Shares issuable upon such conversion shall be deemed to have been issued upon the date of receipt by the Borrower of the Notice of Conversion. The Holder shall be treated for all purposes as the record holder of such Common Stock, unless the Holder provides the Borrower written instructions to the contrary.

3.4   Conversion Mechanics.

(a)   The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing that portion of the principal and interest and fees to be converted, if any, by the then applicable Fixed Conversion Price. In the event of any conversions of outstanding principal amount under this Note in part pursuant to this Article III, such conversions shall be deemed to constitute conversions of outstanding principal amount applying to Monthly Amounts for the remaining Repayment Dates in chronological order.

(b)   The Fixed Conversion Price and number and kind of shares or other securities to be issued upon conversion is subject to adjustment from time to time upon the occurrence of certain events, as follows:

A.   Stock Splits, Combinations and Dividends.   If the shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, or if a dividend is paid on the Common Stock in shares of Common Stock, the Fixed Conversion Price or the Conversion Price, as the case may be, shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of shares of Common Stock outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

B.   During the period the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of this Note. The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Borrower agrees that its issuance of this Note shall constitute full authority to its officers, agents, and transfer agents who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Note.

C.   Share Issuances.   Subject to the provisions of this Section 3.4, if the Borrower shall at any time prior to the conversion or repayment in full of the Principal Amount issue to a person other than the Holder except (i) pursuant to Subsections A or B above; (ii) pursuant to options, warrants, or other obligations to issue shares outstanding on the date hereof as disclosed to Holder in writing

or in filings with the Securities and Exchange Commission or the Securities Purchase Agreement; or (iii) pursuant to options that may be issued under any employee incentive stock option and/or any qualified stock option plan adopted by the Borrower) for a consideration per share (the "Offer Price") less than the Fixed Conversion Price in effect at the time of such issuance, then the Fixed Conversion Price shall be immediately reset to pursuant to the formula below. For purposes hereof, the issuance of any security of the Borrower convertible into or exercisable or exchangeable for Common Stock shall result in an adjustment to the Fixed Conversion Price at the time of issuance of such securities.

If the Corporation issues any additional shares pursuant to Section 3.4 above then, and thereafter successively upon each such issue, the Fixed Conversion Price shall be adjusted by multiplying the then applicable Fixed Conversion Price by the following fraction:

$$\frac{A + B}{(A + B) + [((C - D) \times B) / C]}$$

A = Total amount of shares convertible pursuant to this Note.

B = Actual shares sold in the successive offering

C = Fixed Conversion Price
D = Offering price

D.   Reclassification, etc. If the Borrower at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes, this Note, as to the unpaid Principal Amount and accrued interest thereon, shall thereafter be deemed to evidence the right to purchase an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock immediately prior to such reclassification or other change.

3.5   Issuance of New Note. Upon any partial conversion of this Note, a new Note containing the same date and provisions of this Note shall, at the request of the Holder, be issued by the Borrower to the Holder for the principal balance of this Note and interest which shall not have been converted or paid. Subject to the provisions of Article IV, the Borrower will pay no costs, fees or any other consideration to the Holder for the production and issuance of a new Note.

3.6   Shareholder Rights. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Note and are not enforceable against the Company except to the extent set forth herein.

ARTICLE IV
EVENTS OF DEFAULT

Upon the occurrence and continuance of an Event of Default beyond any applicable grace period, the Holder may make all sums of principal, interest and other fees then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable. In the event of such an acceleration, the amount due and owing to the Holder shall be one hundred twenty percent 120% of the outstanding principal amount of the Note (plus accrued and unpaid interest and fees, if any) (the "**Default Payment**"). The Default Payment shall be applied first to any fees due and payable to Holder pursuant to the Note or the Related Agreements, then to accrued and unpaid interest due on the Note and then to outstanding principal balance of the Note.

The occurrence of any of the following events set forth in Sections 4.1 through 4.10, inclusive, is an "**Event of Default**":

4.1   Failure to Pay Principal, Interest or other Fees. The Borrower fails to pay when due any installment of principal, interest or other fees hereon in accordance herewith, or the Borrower fails to pay when due any amount due under any other promissory note issued by Borrower which has had, or could reasonably be expected to have, a Material Adverse Effect, and in any such case, such failure shall continue for a period of five (5) days following the date upon which any such payment was due.

4.2   Breach of Covenant. The Borrower breaches any covenant or any other term or condition of this Note or the Purchase Agreement in any material respect, or the Borrower or any of its Subsidiaries breaches any covenant or any other term or condition of any Related Agreement which has had, or could reasonably be expected to have, a Material Adverse Effect and, in any such case, such breach, if subject to cure, continues for a period of fifteen (15) days after the occurrence thereof.

4.3   Breach of Representations and Warranties. Any representation or warranty made by the Borrower in this Note or the Purchase Agreement, or by the Borrower or any of its Subsidiaries in any Related Agreement, shall, in any such case, be false or misleading in any material respect on the date that such representation or warranty was made or deemed made and which has had, or could reasonably be expected to have, a Material Adverse Effect.

4.4   Receiver or Trustee. The Borrower or any of its Subsidiaries shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed.

4.5   Judgments. Any money judgment, writ or similar final process shall be entered or filed against the Borrower or any of its Subsidiaries or any of their respective property or other assets for more than an aggregate of $250,000 in any calendar year, and shall remain unvacated, unbonded or unstayed for a period of thirty (30) days.

4.6   Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any of its Subsidiaries.

4.7   Stop Trade. An SEC stop trade order or Principal Market trading suspension of the Common Stock shall be in effect for five (5) consecutive days or five (5) days during a period of ten (10) consecutive days, excluding in all cases a suspension of all trading on a Principal Market, provided that the Borrower shall not have been able to cure such trading suspension within thirty (30) days of the notice thereof or list the Common Stock on another Principal Market within sixty (60) days of such notice. The "Principal Market" for the Common Stock shall include the NASD OTC Bulletin Board, NASDAQ SmallCap Market, NASDAQ National Market System, American Stock Exchange, or New York Stock Exchange (whichever of the foregoing is at the time the principal trading exchange or market for the Common Stock, or any securities exchange or other securities market on which the Common Stock is then being listed or traded.

4.8   Failure to Deliver Common Stock or Replacement Note. The Borrower shall fail (i) to timely deliver Common Stock to the Holder pursuant to and in the form required by this Note, and Section 9 of the Purchase Agreement, if such failure to timely deliver Common Stock shall not be cured within three(3) business days not withstanding a failure of the Stock Transfer Agent to comply with the requested issuance or (ii) to deliver a replacement Note to Holder within seven (7) business days following the required date of such issuance pursuant to this Note, the Purchase Agreement or any Related Agreement (to the extent required under such agreements).

4.9   Default Under Related Agreements or Other Agreements. The occurrence and continuance of any Event of Default (as defined in the Purchase Agreement or any Related Agreement) or any event of default (or similar term) under any other indebtedness that has had, or could reasonably be expected to have, a Material Adverse Effect.

4.10   Change in Control.   In the event of a Change in Control, no Event of Default shall exist, and Borrower shall have such Optional Redemption rights as set forth in section 2.3.

DEFAULT RELATED PROVISIONS

4.11   Payment Grace Period. Following the occurrence and continuance of an Event of Default beyond any applicable cure period hereunder, the Borrower shall pay the Holder a default interest rate of one percent (1.0%) per month on all amounts due and owing under the Note, which default interest shall be payable upon demand.

4.12   Conversion Privileges. The conversion privileges set forth in Article III shall remain in full force and effect immediately from the date hereof and until this Note is paid in full.

4.13   Cumulative Remedies. The remedies under this Note shall be cumulative.

ARTICLE V

MISCELLANEOUS

5.1   Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

5.2   Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given:

upon personal delivery to the party to be notified;

when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day;

three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or

one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

All communications shall be sent as follows:

If to the Company, to:	PowerCold Corporation
	566 South Bethlehem Pike
	Fort Washington, PA

Attention:	Chief Financial Officer
Facsimile:	(215) 591-9882

with a copy to:

Attention:	Charles A. Cleveland, P.S.
	Suite 304, 1212 North Washington
	Spokane, WA 99202-2401
Facsimile:	(509) 325-1872

If to the Purchaser, to: Laurus Master Fund, Ltd.
                                     c/o Ironshore Corporate Services ltd.
                                     P.O. Box 1234 G.T.
                                     Queensgate House, South Church Street
                                     Grand Cayman, Cayman Islands
                                     Facsimile: 345-949-9877

                                     with a copy to:

                                     John E. Tucker, Esq.
                                     825 Third Avenue 14th Floor
                                     New York, NY 10022
                                     Facsimile: 212-541-4434

or at such other address as the Company or the Purchaser may designate by ten (10) days' advance written notice to the other parties hereto given in accordance herewith.

       5.3   <u>Amendment Provision</u>. The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented, and any successor instrument issued pursuant to Section 3.5 hereof, as it may be amended or supplemented.

       5.4   <u>Assignability</u>. Subject to applicable securities laws, this Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns, and may be assigned by the Holder. in accordance with the requirements of the Purchase Agreement. This Note shall not be assigned by the Borrower without the consent of the Holder. This Note may not be sold, transferred, assigned or hypothecated unless an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "1933 Act"), is available. Any such assignment shall be made by surrender of this Note to the Company or at the office of its stock transfer agent, together with a written opinion of counsel to the effect that the proposed assignment will not violate applicable securities laws; whereupon the Company shall, without charge, execute and deliver a new Note in the name of the assignee named in such instrument or assignment and this Note shall promptly be cancelled.

       5.5   <u>Governing Law</u>. This Note shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws.   Any controversy arising out of, connected to, or relating to any matters herein of the transactions between Holder and Company (including for purposes of arbitration, partners, officers, directors, employees, controlling persons, affiliates, professional advisors, attorneys, agents), on behalf of the undersigned, or this Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any claims relating or deriving from the Warrants, or underlying securities law and any State Law claims of fraud, negligence, negligent misrepresentations, and/or conversion or any foreign laws, shall be settled by arbitration; and in

11

accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of New York Law. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall then select a third arbitrator, which shall constitute the three person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. Tthe prevailing party on any action to enforce rights hereunder shall be entitled, in addition to any court awarded damages, their costs and reasonable attorney's fees, whether at trial, or on appeal. Venue for any proceeding herein shall lie in the borough of Manhatten, City of New York.

The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or unenforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Borrower in any other jurisdiction to collect on the Borrower's obligations to Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court in favor of the Holder.

5.6   Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

5.7   Security Interest and Guarantee. The Holder has been granted a security interest (i) in certain assets of the Borrower and its Subsidiaries as more fully described in the Master Security Agreement dated as of the date hereof and (ii) pursuant to the Stock Pledge Agreement dated as of the date hereof. The principal and interest payment obligations of the Borrower under this Note are guaranteed by certain Subsidiaries of the Borrower pursuant to the Subsidiary Guaranty dated as of the date hereof.

5.8   Construction. Each party acknowledges that its legal counsel participated in the preparation of this Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favor any party against the other.

5.9   Cost of Collection. If default is made in the payment of this Note, the Borrower shall pay to Holder reasonable costs of collection, including reasonable attorney's fees.

5.10   COMPLIANCE WITH THE 1933 ACT .

(a)   Neither this Note nor the Common Stock issuable upon exercise thereof have been registered under the 1933 Act or under the laws of any state of the United States. This Note or the Common Stock or any other security issued or issuable upon exercise of this Note, may not be sold, transferred or otherwise disposed of unless registered under the 1933 or pursuant to an exemption from the registration requirements of the 1933 Act and all applicable state securities laws.

(b)   By accepting this Note, the Holder hereby represents and warrants to the Company: that this Note and the Common Stock to be issued herein, have not been approved or disapproved by the United States Securities and Exchange Commission, the State of Nevada, any other state securities agencies, or foreign jurisdictions and that it's representations and warranties to the Company as set forth in the Securities Purchase Agreement are true and correct on the date hereof.

(c)   The rights of this Note may only be exercised by or on behalf of a Holder who, at the time of exercise, either:

> (i)   Provides written confirmation that the undersigned was the original Purchaser (the "Initial Purchaser") under which the Note was issued and the representations and warranties made to the Company in the Securities Purchase Agreement executed and delivered in connection with the acquisition of the Note remain true and correct on the Exercise Date; or

> (ii)   Provides a written opinion of counsel, in a form and from counsel reasonably acceptable to the Company, that the Common Stock to be delivered upon exercise of the Note is exempt from such registration requirements, the 1933 Act, the securities laws of all applicable states of the United States, and any relevant foreign jurisdictions.

[Balance of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the Borrower has caused this Note to be signed in its name effective as of this 29th day of July, 2004.

POWERCOLD CORPORATION

By:_____
Name: Joseph C. Cahill
Title: Secretary

WITNESS:

_____

EXHIBIT A

NOTICE OF CONVERSION

(To be executed by the Holder in order to convert all or part of the Note into Common Stock

[Name and Address of Holder]

The Undersigned hereby converts $_____ of the principal due on [specify applicable Repayment Date] under the Convertible Term Note issued by POWERCOLD CORPORATION dated July __, 2004 by delivery of Shares of Common Stock of POWERCOLD CORPORATION on and subject to the conditions set forth in Article III of such Note.

1.   Date of Conversion   _____

2.   Shares To Be Delivered: _____

                                        By:_____
                                        Name:_____
                                        Title:_____

15

EXHIBIT B

CONVERSION NOTICE

(To be executed by the Holder in order to convert all or part of a Monthly Amount into Common Stock)

[Name and Address of Holder]

Holder hereby converts $_____ of the Monthly Amount due on [specify applicable Repayment Date] under the Convertible Term Note issued by POWERCOLD CORPORATION dated _____, 200__ by delivery of Shares of Common Stock of POWERCOLD CORPORATION on and subject to the conditions set forth in Article III of such Note.

1.   Fixed Conversion Price: $_____

2.   Amount to be paid: $_____

3.   Shares To Be Delivered (2 divided by 1):   _____

4.   Cash payment to be made by Borrower : $_____

Date: _____   LAURUS MASTER FUND, LTD.

                                       By:_____
                                       Name:_____
                                       Title:_____

Right to Purchase up to 615,000 Shares of Common Stock of
PowerCold Corporation
(subject to adjustment as provided herein)

COMMON STOCK PURCHASE WARRANT

No. LMF-0001   Issue Date: July 29, 2004

POWERCOLD CORPORATION, a corporation organized under the laws of the State of Nevada PowerCold Corporation ("PowerCold Corporation"), hereby certifies that, for value received, LAURUS MASTER FUND, LTD., or assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company (as defined herein) from and after the Issue Date of this Warrant and at any time or from time to time before 5:00 p.m., New York time, through the close of business July 29, 2007 (the "Expiration Date"), up to 615,000 fully paid and nonassessable shares of Common Stock (as hereinafter defined), $0.001 par value per share, at the applicable Exercise Price per share (as defined below). The number and character of such shares of Common Stock and the applicable Exercise Price per share are subject to adjustment as provided herein.

As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

(a)   The term "Company" shall include PowerCold Corporation and any corporation which shall succeed, or assume the obligations of, PowerCold Corporation hereunder.

(b)   The term "Common Stock" includes (i) the Company's Common Stock, par value $0.001per share; and (ii) any other securities into which or for which any of the securities described in (a) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

(c)   The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holder of the Warrant at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Common Stock, or

which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 4 or otherwise.

(d)   The "Exercise Price" applicable under this Warrant shall be as follows:

(i)   a price of $2.63,150% of the average closing price of Common Stock for the twenty two (22) trading days immediately prior to the date hereof for the first 300,000 shares acquired hereunder; and

(ii)   a price of $3.07, 175% of the average closing price of Common Stock for the twenty two (22) trading days immediately prior to the date hereoffor any additional shares acquired hereunder.

1.   Exercise of Warrant.

1.1   Number of Shares Issuable upon Exercise. From and after the date hereof through and including the Expiration Date, the Holder shall be entitled to receive, upon exercise of this Warrant in whole or in part, by delivery of an original or fax copy of an exercise notice in the form attached hereto as Exhibit A (the "Exercise Notice"), shares of Common Stock of the Company, subject to adjustment pursuant to Section 4.

1.2   Fair Market Value. For purposes hereof, the "Fair Market Value" of a share of Common Stock as of a particular date (the "Determination Date") shall mean:

(a)   If the Company's Common Stock is traded on the American Stock Exchange or another national exchange or is quoted on the National or SmallCap Market of The Nasdaq Stock Market, Inc.("Nasdaq"), NASDAQ Over The Counter Bulletin Board (NASD OTC:BB) then the mean of the average of the closing bid and asked sale price, respectively, reported for the last business day immediately preceding the Determination Date.

(b)   Except as provided in clause (c) below, if the Company's Common Stock is not publicly traded, then as the Holder and the Company agree or in the absence of agreement by arbitration in accordance with the rules then in effect of the American Arbitration Association, before a single arbitrator to be chosen from a panel of persons qualified by education and training to pass on the matter to be decided.

(c)   If the Determination Date is the date of a liquidation, dissolution or winding up, or any event deemed to be a liquidation, dissolution or winding up pursuant to the Company's charter, then Fair Market Value shall be all amounts to be payable per share to holders of the Common Stock pursuant to the charter in the event of such liquidation, dissolution or winding up, plus all other amounts to be payable per share in respect of the Common Stock in liquidation under the charter (assuming for the purposes of this clause (c) that all of the shares of Common Stock then issuable upon exercise of the Warrant are outstanding at the Determination Date).

1.3   Company Acknowledgment. The Company will, at the time of the exercise of the Warrant, upon the request of the holder hereof acknowledge in writing its

continuing obligation to afford to such holder any rights to which such holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant. If the holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such holder any such rights.

        1.4   <u>Trustee for Warrant Holders</u>. In the event that a bank or trust company shall have been appointed as trustee for the holder of the Warrant pursuant to Subsection 3.2, such bank or trust company shall have all the powers and duties of a warrant agent (as hereinafter described) and shall accept, in its own name for the account of the Company or such successor person as may be entitled thereto, all amounts otherwise payable to the Company or such successor, as the case may be, on exercise of this Warrant pursuant to this Section 1.

        2.   <u>Procedure for Exercise</u>.

        2.1   <u>Delivery of Stock Certificates, Etc., on Exercise</u>. The Company agrees that the shares of Common Stock purchased upon exercise of this Warrant shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares in accordance herewith. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within three (3) business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct in compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled on such exercise, plus, in lieu of any fractional share to which such holder would otherwise be entitled, cash equal to such fraction multiplied by the then Fair Market Value of one full share, together with any other stock or other securities and property (including cash, where applicable) to which such Holder is entitled upon such exercise pursuant to Section 1 or otherwise.

        3.   <u>Effect of Reorganization, Etc.; Adjustment of Exercise Price</u>.

        3.1   <u>Reorganization, Consolidation, Merger, Etc</u>. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person, or (c) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition to the consummation of such a transaction, proper and adequate provision shall be made by the Company whereby the Holder of this Warrant, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 4.

3.2   Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, concurrently with any distributions made to holders of its Common Stock, shall at its expense deliver or cause to be delivered to the Holder on the exercise hereof as provided herein, the stock and other securities and property (including cash, where applicable) receivable by the Holder of the Warrant pursuant to Section 3.1 (assuming exercise), or, if the Holder shall so instruct the Company, to a bank or trust company specified by the Holder and having its principal office in New York, NY as trustee for the Holder of the Warrant (the "Trustee").

3.3   Continuation of Terms. Upon any reorganization, consolidation, merger or transfer or dissolution following any transfer referred to in this Section 3, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 4. In the event this Warrant does not continue in full force and effect after the consummation of the transactions described in this Section 3, then the Company's securities and property (including cash, where applicable) receivable by the Holders of the Warrant will be delivered to Holder or the Trustee as contemplated by Section 3.2.

4.   Extraordinary Events Regarding Common Stock. In the event that the Company shall (a) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (b) subdivide into a greater or consolidated into a lesser number of its outstanding shares of Common Stock, or (c) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, then, in each such event, the Exercise Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Exercise Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Exercise Price then in effect. The Exercise Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 4. The number of shares of Common Stock that the holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive shall be increased or decreased to a number determined by multiplying the number of shares of Common Stock that would otherwise (but for the provisions of this Section 4) be issuable on such exercise by a fraction of which (a) the numerator is the Exercise Price that would otherwise (but for the provisions of this Section 4) be in effect, and (b) the denominator is the Exercise Price in effect on the date of such exercise.

5.   Certificate as to Adjustments. In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable on the exercise of the Warrant, the Company at its expense will promptly cause its Chief Financial Officer, the Company's certified public accountants, or other appropriate designee to compute such adjustment or readjustment in accordance with the terms of the Warrant and prepare a certificate setting forth such adjustment

or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Exercise Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such adjustment or readjustment and as adjusted or readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to the holder of the Warrant and any Warrant agent of the Company (appointed pursuant to Section 11 hereof).

6.   Reservation of Stock, Etc., Issuable on Exercise of Warrant. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrant, shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrant.

7.   Assignment; Exchange of Warrant. This Warrant, and the rights evidenced hereby, may not be transferred by any registered holder hereof (a "Transferor") in whole or in part unless an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "1933 Act"), is available and the Holder has complied with the requirements set forth in the form annexed hereto.. On the surrender for exchange of this Warrant, with the Transferor's endorsement in the form of Exhibit B attached hereto (the "Transferor Endorsement Form"), compliance with the requirements set forth in the Transferor Endorsement Form, and such evidence reasonably satisfactory to the Company demonstrating compliance with applicable securities laws, which shall include, without limitation, the provision of a legal opinion from the Transferor's counsel that such transfer is exempt from the registration requirements of applicable securities laws, and with payment by the Transferor of any applicable transfer taxes, the Company will issue and deliver to or on the order of the Transferor thereof a new Warrant of like tenor, in the name of the Transferor and/or the transferee(s) specified in such Transferor Endorsement Form (each a "Transferee"), calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant so surrendered by the Transferor.

8.   Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

9.   Registration Rights. The Holder of this Warrant has been granted certain registration rights by the Company. These registration rights are set forth in a Registration Rights Agreement entered into by the Company and Purchaser dated as of even date of this Warrant.

10.   Maximum Exercise. The Holder shall not be entitled to exercise this Warrant on an exercise date, in connection with that number of shares of Common Stock which would be in excess of the sum of (i) the number of shares of Common Stock beneficially owned by the

Holder and its affiliates on an exercise date, and (ii) the number of shares of Common Stock issuable upon the exercise of this Warrant with respect to which the determination of this proviso is being made on an exercise date, which would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Company on such date. For the purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Notwithstanding the foregoing, the restriction described in this paragraph may be revoked upon 75 days prior notice from the Holder to the Company and is automatically null and void upon an Event of Default under the Note which has a Material Adverse Effect.

11.   Warrant Agent. The Company may, by written notice to the each Holder of the Warrant, appoint an agent for the purpose of issuing Common Stock (or Other Securities) on the exercise of this Warrant pursuant to Section 1, exchanging this Warrant pursuant to Section 7, and replacing this Warrant pursuant to Section 8, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

12.   Transfer on the Company's Books. Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

13.   Notices, Etc. All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such Holder or, until any such Holder furnishes to the Company an address, then to, and at the address of, the last Holder of this Warrant who has so furnished an address to the Company.

14.   Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be governed by and construed in accordance with the laws of State of New York without regard to principles of conflicts of laws.. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision hereof. The Company acknowledges that legal counsel participated in the preparation of this Warrant and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Warrant to favor any party against the other party.

(a)   Any controversy arising out of, connected to, or relating to any matters herein of the transactions between Holder and Company (including for purposes of

arbitration, partners, officers, directors, employees, controlling persons, affiliates, professional advisors, attorneys, agents), on behalf of the undersigned, or this Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any claims relating or deriving from the Warrants, or underlying securities law and any State Law claims of fraud, negligence, negligent misrepresentations, and/or conversion or any foreign laws, shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of New York Law. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall then select a third arbitrator, which shall constitute the three person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. Tthe prevailing party on any action to enforce rights hereunder shall be entitled, in addition to any court awarded damages, their costs and reasonable attorney's fees, whether at arbitration, or on appeal.

.

15.   <u>COMPLIANCE WITH THE 1933 ACT</u> .

(a)   Neither this Warrant nor the Common Stock issuable upon exercise thereof have been registered under the 1933 Act or under the laws of any state of the United States. This Warrant or the Common Stock or any other security issued or issuable upon exercise of this Note, may not be sold, transferred or otherwise disposed of unless registered under the 1933 or pursuant to an exemption from the registration requirements of the 1933 Act and all applicable state securities laws.

(b)   By accepting this Warrant, the Holder hereby represents and warrants to the Company: that this Warrant and the Common Stock to be issued herein, have not been approved or disapproved by the United States Securities and Exchange Commission, the State of Nevada, any other state securities agencies, or foreign jurisdictions and that it's representations and warranties to the Company as set forth in the Securities Purchase Agreement are true and correct on the date hereof.

(c)   The rights of this Warrant may only be exercised by or on behalf of a Holder who, at the time of exercise, either:

    (i)   Provides written confirmation that the undersigned was the original Purchaser (the "Initial Purchaser") under which the Warrant was issued and the representations and warranties made to the Company in the Securities Purchase Agreement executed and delivered in connection with the acquisition of the Warrant remain true and correct on the Exercise Date; or

<table>
<tr><td>(ii)</td><td>Provides a written opinion of counsel, in a form and from counsel reasonably acceptable to the Company, that the Common Stock to be delivered upon exercise of the Warrant is exempt from such registration requirements, the 1933 Act, the securities laws of all applicable states of the United States, and any relevant foreign jurisdictions.</td></tr>
</table>

16.   <u>Holder's Status.</u> The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK;
SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written above.

POWERCOLD CORPORATION

WITNESS:

By: _____

Name: Joseph C. Cahill

Title: Secretary

_____

EXHIBIT A

FORM OF SUBSCRIPTION
(To Be Signed Only On Exercise Of Warrant)

TO: PowerCold Corporation

        Attention: Chief Financial Officer

        The undersigned, pursuant to the provisions set forth in the attached Warrant (No._____), hereby irrevocably elects to purchase (check applicable box):

_____   _____ shares of the Common Stock covered by such Warrant

In connection with the exercise of the warrant certificate, the undersigned represents that (i) it was the original Purchaser in the Company's placement in which the Warrants were issued, (ii) it is an Accredited Investor and (iii) the representations and warranties made to the Company in connection with the acquisition of securities remain true and correct on the date of this subscription form.

        The undersigned herewith makes payment of the full Exercise Price for such shares at the price per share provided for in such Warrant, which is $_____. Such payment takes the form of (check applicable box or boxes):

_____ $_____ in lawful money of the United States; and/or

_____   the cancellation of such portion of the attached Warrant as is exercisable for a total of _____ shares of Common Stock (using a Fair Market Value of $_____ per share for purposes of this calculation); and/or

_____   the cancellation of such number of shares of Common Stock as is necessary, in accordance with the formula set forth in Section 2.2, to exercise this Warrant with respect to the maximum number of shares of Common Stock purchasable pursuant to the cashless exercise procedure set forth in Section 2.

        The undersigned requests that the certificates for such shares be issued in the name of, and delivered to _____ whose address is

_____.

        The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable upon exercise of the within Warrant shall be made pursuant to registration of the Common Stock under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to an exemption from registration under the Securities Act.

Dated: _____   _____

                                (Signature must conform to name of holder as specified on the face of the Warrant)

                                Address: _____

                                          _____

EXHIBIT B

FORM OF TRANSFEROR ENDORSEMENT
(To Be Signed Only On Transfer Of Warrant)

For value received, the undersigned hereby sells, assigns, and transfers unto the person(s) named below under the heading "Transferees" the right represented by the within Warrant to purchase the percentage and number of shares of Common Stock of PowerCold Corporation into which the within Warrant relates specified under the headings "Percentage Transferred" and "Number Transferred," respectively, opposite the name(s) of such person(s) and appoints each such person Attorney to transfer its respective right on the books of PowerCold Corporation with full power of substitution in the premises.

Transferees	Address	Percentage Transferred	Number Transferred
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____

The undersigned is delivering a written opinion of counsel to the effect that the Warrants and the Common Stock to be delivered upon exercise hereof are exempt from registration requirements of United States Securities Act of 1933 as amended (the "US Securities Act").

Dated: _____

_____
(Signature must conform to name of holder as specified on the face of the Warrant)

Address: _____

_____

SIGNED IN THE PRESENCE OF:

_____
(Name)

ACCEPTED AND AGREED:
[TRANSFEREE]

_____
(Name)

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this "Agreement") is made and entered into as of July 29, 2004, by and between PowerCold Corporation, a Nevada corporation (the "Company"), and Laurus Master Fund, Ltd. (the "Purchaser").

This Agreement is made pursuant to the Securities Purchase Agreement, dated as of the date hereof, by and between the Purchaser and the Company (as amended, modified or supplemented from time to time, the "Securities Purchase Agreement"), and pursuant to the Note and the Warrants referred to therein.

The Company and the Purchaser hereby agree as follows:

1.   Definitions. Capitalized terms used and not otherwise defined herein that are defined in the Securities Purchase Agreement shall have the meanings given such terms in the Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

"*Commission*" means the Securities and Exchange Commission.

"*Common Stock*" means shares of the Company's common stock, par value $0.001 per share.

"*Effectiveness Date*" means (i) with respect to the initial Registration Statement required to be filed hereunder, a date no later than one hundred and twenty (120) days following the date hereof and (ii) with respect to each additional Registration Statement required to be filed hereunder, a date no later than forty five (45) days following the applicable Filing Date.

"*Effectiveness Period*" shall have the meaning set forth in Section 2(a).

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and any successor statute.

"*Filing Date*" means, with respect to (i) the initial Registration Statement required to be filed hereunder, a date no later than forty five (45) days following the date hereof and (ii) with respect to shares of Common Stock issuable to the Holder as a result of adjustments to the Fixed Conversion Price made pursuant to Section 3.4 of the Secured Convertible Term Note or Section 4 of the Warrant or otherwise, forty five (45) days after the occurrence such event or the date of the adjustment of the Fixed Conversion Price.

"*Holder*" or "*Holders*" means the Purchaser or any of its affiliates or transferees to the extent any of them hold Registrable Securities.

"*Indemnified Party*" shall have the meaning set forth in Section 5(c).

"*Indemnifying Party*" shall have the meaning set forth in Section 5(c).

"*Note*" has the meaning set forth in the Securities Purchase Agreement.

"*Proceeding*" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

"*Prospectus*" means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

"*Registrable Securities*" means the shares of Common Stock issued upon the conversion of the Note and issuable upon exercise of the Warrant; provided however that Registrable Securities shall not include (1) any shares of Common Stock which have previously been registered or have been sold to the public either pursuant to a registration statement or Rule 144, or (2) any shares held by a Holder of Registrable Securities which would be permitted to be sold by such Holder under Rule 144(k) or within the volume limitations of Rule 144 during any 90-day period, as applicable, or (3) any shares held by a Holder of Registrable Securities which have been sold in a private transaction in which the transferor's rights under this Agreement are not assigned.
.

"*Registration Statement*" means each registration statement required to be filed hereunder, including the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

"*Rule 144*" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"*Rule 415*" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"*Rule 424*" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"*Securities Act*" means the Securities Act of 1933, as amended, and any successor statute.

"*Securities Purchase Agreement*" means the agreement between the parties hereto calling for the issuance by the Company of $5,000,000 Convertible Term Note plus Warrant.

"*Trading Market*" means any of the NASD OTC Bulletin Board, NASDAQ SmallCap Market, the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange.

"*Warrants*" means the Common Stock purchase warrants issued pursuant to the Securities Purchase Agreement.

2.   Registration.

(a)   On or prior to the Filing Date the Company shall prepare and file with the Commission a Registration Statement covering the Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on Form S-3, S-1, SB-1, SB-2, or another appropriate form in accordance herewith, so as to permit the public offering and resale of the Registrable Securities. The Company shall cause the Registration Statement to become effective and remain effective as provided herein. The Company shall use its reasonable commercial efforts to cause the Registration Statement to be declared effective under the Securities Act within 120 days or as promptly as possible after the filing thereof, but in any event no later than the Effectiveness Date. The Company shall use its reasonable commercial efforts to keep the Registration Statement continuously effective under the Securities Act until the date which is the earlier date of when (i) all Registrable Securities have been sold or (ii) all Registrable Securities may be sold immediately without registration under the Securities Act and without volume restrictions pursuant to Rule 144(k), as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent and the affected Holders (the "Effectiveness Period").

(b)   If: (i) the Registration Statement is not filed on or prior to the Filing Date; (ii) the Registration Statement is not declared effective by the Commission by the Effectiveness Date; (iii) after the Registration Statement is filed with and declared effective by the Commission, the Registration Statement ceases to be effective (by suspension or otherwise) as to all Registrable Securities to which it is required to relate at any time prior to the expiration of the Effectiveness Period (without being succeeded immediately by an additional registration statement filed and declared effective) for a period of time which shall exceed 45 days in the aggregate per year or more than 25 consecutive calendar days (defined as a period of 365 days commencing on the date the Registration Statement is declared effective); or (iv) the Common Stock is not listed or quoted, or is suspended from trading on any Trading Market for a period of three (3) consecutive Trading Days (provided the Company

shall not have been able to cure such trading suspension within 30 days of the notice thereof or list the Common Stock on another Trading Market); (any such failure or breach being referred to as an "Event," and for purposes of clause (i) or (ii) the date on which such Event occurs, or for purposes of clause (iii) the date which such 45day or 25 consecutive day period (as the case may be) is exceeded, or for purposes of clause (iv) the date on which such three (3) Trading Day period is exceeded, being referred to as "Event Date"), then until the applicable Event is cured, the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, equal to one percent (1.0%) for each thirty (30) day period (prorated for partial periods) on a daily basis of the remaining principal balance amount of the Note. While such Event continues, such liquidated damages shall be paid not less often than each thirty (30) days. Any unpaid liquidated damages as of the date when an Event has been cured by the Company shall be paid within three (3) days following the date on which such Event has been cured by the Company.

(c) Within ten (10) business days of the Effectiveness Date, the Company shall cause its counsel to issue a blanket opinion in the form attached hereto as Exhibit A, to the transfer agent stating that the shares are subject to an effective registration statement and can be reissued free of restrictive legend upon notice of a sale by the Purchaser and confirmation by the Purchaser that it has complied with the prospectus delivery requirements, provided that the Company has not advised the transfer agent orally or in writing that the opinion has been withdrawn. Copies of the blanket opinion required by this Section 2(c) shall be delivered to the Purchaser within the time frame set forth above.

3. Registration Procedures. If and whenever the Company is required by the provisions hereof to effect the registration of any Registrable Securities under the Securities Act, the Company will, as expeditiously as possible:

(a) prepare and file with the Commission the Registration Statement with respect to such Registrable Securities, respond as promptly as possible to any comments received from the Commission, and use its best efforts to cause the Registration Statement to become and remain effective for the Effectiveness Period with respect thereto, and promptly provide to the Purchaser copies of all filings and Commission letters of comment relating thereto;

(b) prepare and file with the Commission such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement and to keep such Registration Statement effective until the expiration of the Effectiveness Period;

(c) furnish to the Purchaser such number of copies of the Registration Statement and the Prospectus included therein (including each preliminary

Prospectus) as the Purchaser reasonably may request to facilitate the public sale or disposition of the Registrable Securities covered by the Registration Statement;

(d)   use its commercially reasonable efforts to register or qualify the Purchaser's Registrable Securities covered by the Registration Statement under the securities or "blue sky" laws of such jurisdictions within the United States as the Purchaser may reasonably request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

(e)   list the Registrable Securities covered by the Registration Statement with any securities exchange on which the Common Stock of the Company is then listed;

(f)   immediately notify the Purchaser at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the Prospectus contained in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

(g)   make available for inspection by the Purchaser and any attorney, accountant or other agent retained by the Purchaser, all publicly available, non-confidential financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all publicly available, non-confidential information reasonably requested by the attorney, accountant or agent of the Purchaser.

(h)   The Purchaser covenants and agrees that it will cooperate with the Company in all respects in connection with this Agreement, including timely supplying all information reasonably requested by the Company (which shall include all information regarding the Purchaser and proposed manner of sale of the Registrable Securities required to be disclosed in any Registration Statement) and executing and returning all documents reasonably requested in connection with the registration and sale of the Registrable Securities and entering into and performing its obligations under the Agreement and/or the Related Agreements, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering. Any delay or delays caused by the Purchaser, or by any other purchaser of securities of the Company having registration rights similar to those contained herein, by failure to cooperate as required hereunder shall not constitute a breach or default of the Company under this Agreement or Related Agreement.

(i)With respect to any sale of Registrable Securities pursuant to a Registration Statement filed pursuant to this Agreement, the Purchaser hereby covenants with the Company (i) not to make any sale of the Registrable Securities without effectively causing the prospectus delivery requirements under the Securities Act to be satisfied and (ii) to notify the Company promptly upon disposition of all of the Registrable Securities.

(j)   Whenever the Company is required by any of the provisions of this Agreement to effect the registration of any of the Registrable Securities under the 1933 Act, the Company shall (except as otherwise provided in this Agreement), subject to the assistance and cooperation as reasonably required of the Purchaser with respect to each Registration Statement:

 (i)   provide Purchaser and its counsel a reasonable period, not to exceed five (5) Trading Days, to review the proposed Registration Statement or any amendment thereto, prior to filing with the SEC; and (ii) prior to the filing with the SEC of any Registration Statement (including any amendments thereto) and the distribution or delivery of any prospectus (including any supplements thereto), provide draft copies thereof to the Purchaser and reflect in such documents, such comments as the Purchaser (and its counsel), reasonably may propose respecting the Selling Shareholders and Plan of Distribution sections (or equivalents)

4.   Registration Expenses. All expenses relating to the Company's compliance with Sections 2 and 3 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including reasonable counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the NASD, transfer taxes, fees of transfer agents and registrars, are called "Registration Expenses". All selling commissions applicable to the sale of Registrable Securities, including any fees and disbursements of any counsel to the Holder or any of them beyond those included in Registration Expenses, are called "Selling Expenses."   The Company shall only be responsible for all Registration Expenses.

5.   Indemnification.

(a)   In the event of a registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company will indemnify and hold harmless the Purchaser, and its officers, directors and each other person, if any, who controls the Purchaser within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which the Purchaser, or such persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact

contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act pursuant to this Agreement, any preliminary Prospectus or final Prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Purchaser, and each such person for any reasonable legal or other expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by or on behalf of the Purchaser or any such person in writing specifically for use in any such document; provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage, expense or liability (or action or proceeding in respect thereof) arises out of, or is based upon, (i) the failure of any Purchaser, or any of their agents, affiliates or persons acting on their behalf, to comply with the covenants and agreements contained in this Agreement or Related Agreements with respect to the sale of Registrable Securities, (ii) an untrue statement or omission in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by or on behalf of the Purchaser, or any of its agents, affiliates or persons acting on its behalf, and stated to be specifically for use in preparation of the Registration Statement and not corrected in a timely manner by the Purchaser in writing; (iii) an untrue statement or omission of a material fact in the Registration Statement that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Purchaser prior to the pertinent sale or sales by such Purchaser and not delivered by the Purchaser to the individual or entity to which it made such sale(s) prior to such sale(s); or (iv) any untrue statement or omission made by any underwriter, agent, or representative on behalf of Purchaser.

(b)   In the event of a registration of the Registrable Securities under the Securities Act pursuant to this Agreement, the Purchaser will indemnify and hold harmless the Company, and its officers, directors and each other person, if any, who controls the Company within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact which was furnished in writing by the Purchaser to the Company expressly for use in (and such information is contained in) the Registration Statement under which such Registrable Securities were registered under the Securities Act pursuant to this Agreement, any preliminary Prospectus or final Prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to

make the statements therein not misleading, and will reimburse the Company and each such person for any reasonable legal or other expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Purchaser will be liable in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing to the Company by or on behalf of the Purchaser specifically for use in any such document. Notwithstanding the provisions of this paragraph, the Purchaser shall not be required to indemnify any person or entity in excess of the amount of the aggregate net proceeds received by the Purchaser in respect of Registrable Securities in connection with any such registration under the Securities Act.

(c) Promptly after receipt by a party entitled to claim indemnification hereunder (an "Indemnified Party") of notice of the commencement of any action, such Indemnified Party shall, if a claim for indemnification in respect thereof is to be made against a party hereto obligated to indemnify such Indemnified Party (an "Indemnifying Party"), notify the Indemnifying Party in writing thereof, but the omission so to notify the Indemnifying Party shall not relieve it from any liability which it may have to such Indemnified Party other than under this Section 5(c) and shall only relieve it from any liability which it may have to such Indemnified Party under this Section 5(c) if and to the extent the Indemnifying Party is prejudiced by such omission. In case any such action shall be brought against any Indemnified Party and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such Indemnified Party, and, after notice from the Indemnifying Party to such Indemnified Party of its election so to assume and undertake the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party under this Section 5(c) for any legal expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; if the Indemnified Party retains its own counsel, then the Indemnified Party shall pay all fees, costs and expenses of such counsel, provided, however, that, if the defendants in any such action include both the indemnified party and the Indemnifying Party and the Indemnified Party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, the Indemnified Party shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred' provided, however, that the Indemnifying Party shall not be obligated to assume the expense of more than one counsel, reasonably acceptable to all such Indemnified Persons, to represent all Indemnified Persons.

(d)   In order to provide for just and equitable contribution in the event of joint liability under the Securities Act in any case in which either: (i) the Purchaser, or any officer, director or controlling person of the Purchaser, makes a claim for indemnification pursuant to this Section 5 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 5 provides for indemnification in such case; or, (ii) contribution under the Securities Act may be required on the part of the Purchaser or such officer, director or controlling person of the Purchaser in circumstances for which indemnification is provided under this Section 5; then, and in each such case, the Company and the Purchaser will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that the Purchaser is responsible only for the portion represented by the percentage that the public offering price of its securities offered by the Registration Statement bears to the public offering price of all securities offered by such Registration Statement, provided, however, that, in any such case, (A) the Purchaser will not be required to contribute any amount in excess of the public offering price of all such securities offered by it pursuant to such Registration Statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

6.   Representations and Warranties.

(a)   The Common Stock of the Company is registered pursuant to Section 12(b) or 12(g) of the Exchange Act and, except with respect to certain matters which the Company has disclosed to the Purchaser on Schedule 4.21 to the Securities Purchase Agreement, the Company has timely filed all proxy statements, reports, schedules, forms, statements and other documents required to be filed by it under the Exchange Act. The Company has filed (i) its Annual Report on Form 10-K for its fiscal year ended December 31, 2003 and (ii) its Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2004 (collectively, the "SEC Reports"). Each SEC Report was, at the time of its filing, in substantial compliance with the requirements of its respective form and none of the SEC Reports, nor the financial statements (and the notes thereto) included in the SEC Reports, as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such

financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed) and fairly present in all material respects the financial condition, the results of operations and the cash flows of the Company and its subsidiaries, on a consolidated basis, as of, and for, the periods presented in each such SEC Report.

(b) The Common Stock is listed for trading on the NASDAQ OTCBB and satisfies all requirements for the continuation of such listing. The Company has not received any notice that its Common Stock will be delisted from the NASDAQ OTCBB (except for prior notices which have been fully remedied) or that the Common Stock does not meet all requirements for the continuation of such listing.

(c) Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offering of the Securities pursuant to the Securities Purchase Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act which would prevent the Company from selling the Common Stock pursuant to Rule 506 under the Securities Act, or any applicable exchange-related stockholder approval provisions, nor will the Company or any of its affiliates or subsidiaries take any action or steps that would cause the offering of the Securities to be integrated with other offerings.

(d) The Warrants, the Note and the shares of Common Stock which the Purchaser may acquire pursuant to the Warrants and the Note are all restricted securities under the Securities Act as of the date of this Agreement. The Company will not issue any stop transfer order or other order impeding the sale and delivery of any of the Registrable Securities at such time as such Registrable Securities are registered for public sale or an exemption from registration is available, except as required by federal or state securities laws.

(e) The Company understands the nature of the Registrable Securities issuable upon the conversion of the Note and the exercise of the Warrant and recognizes that the issuance of such Registrable Securities may have a potential dilutive effect. The Company specifically acknowledges that its obligation to issue the Registrable Securities is binding upon the Company and enforceable regardless of the dilution such issuance may have on the ownership interests of other shareholders of the Company.

(f) Except for agreements made in the ordinary course of business, there is no agreement that has not been filed with the Commission as an exhibit to a registration statement or to a form required to be filed by the Company under the Exchange Act, the breach of which could reasonably be expected to have a material and adverse effect on the Company and its subsidiaries, or would prohibit or

otherwise interfere with the ability of the Company to enter into and perform any of its obligations under this Agreement in any material respect.

(g)   The Company will at all times have authorized and reserved a sufficient number of shares of Common Stock for the full conversion of the Note and exercise of the Warrants.

7.   Miscellaneous.

(a)   Remedies. In the event of a breach by the Company or by a Holder, of any of their respective obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement.

(b)   No Piggyback on Registrations. Except as and to the extent specified in Schedule 7(b) hereto, the Company shall file a separate Registration Statement for the Registrable Securities, and the Company shall not after the date hereof enter into any agreement providing any such right for inclusion of shares in such Registration Statement required to be filed under this Agreement to any of its security holders. Except as and to the extent specified in Schedule 7(b) hereto, the Company has not previously entered into any agreement granting any registration rights with respect to any of its securities to any Person that have not been fully satisfied.

(c)   Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

(d)   Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of a Discontinuation Event (as defined below), such Holder will forthwith discontinue disposition of such Registrable Securities under the applicable Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph. For purposes of this Section 7(d), a "Discontinuation Event" shall mean (i) when the Commission notifies the Company whether there will be a "review" of such Registration Statement and whenever the Commission comments on such Registration Statement (the Company shall provide true and complete copies thereof and all written responses thereto to each of the Holders); (ii) any request by the Commission or any other Federal or state governmental authority for amendments or supplements to such Registration

Statement or Prospectus or for additional information; (iii) the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and/or (v) the occurrence of any event or passage of time that makes the financial statements included in such Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)   Piggy-Back Registrations. If at any time during the Effectiveness Period there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company shall send to each Holder written notice of such determination and, if within fifteen days after receipt of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such holder requests to be registered to the extent the Company may do so without violating registration rights of others which exist as of the date of this Agreement, subject to customary underwriter cutbacks applicable to all holders of registration rights and subject to obtaining any required the consent of any selling stockholder(s) to such inclusion under such registration statement.

(f)   Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holders of the then outstanding Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of certain Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended,

modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

(g)   Notices.   Any notice or request hereunder may be given to the Company or the Purchaser at the respective addresses set forth below or as may hereafter be specified in a notice designated as a change of address by ten (10) days' advance written notice to the other parties.   All notices required or permitted hereunder shall be in writing and shall be deemed effectively given:

upon personal delivery to the party to be notified;

when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day;

three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or

one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

The address for such notices and communications shall be as follows:

If to the Company:	PowerCold Corporation 566 South Bethlehem Pike Fort Washington, PA
	Attention: Chief Financial Officer Facsimile: (215) 591-9882
	with a copy to:
	Attention: Charles A. Cleveland, P.S. Suite 304, 1212 North Washington Spokane, WA 99201-2401 Facsimile: (509) 326-1872
.	
If to a Purchaser:	To the address set forth under such Purchaser name on the signature pages hereto.
If to any other Person who is then the registered Holder:	To the address of such Holder as it appears in the stock transfer books of the Company

or such other address as may be designated in writing hereafter in accordance with this Section 7(g) by such Person.

(g)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign its rights or obligations hereunder without the prior written consent of each Holder. Subject to compliance with applicable securities laws,each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under the Note and the Securities Purchase Agreement with the prior written consent of the Company, which consent shall not be unreasonably withheld.

(h)   Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

(h)   Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Any controversy arising out of, connected to, or relating to any matters herein of the transactions between purchaser and company (including for purposes of arbitration, partners, manager, directors, employees, controlling persons, affiliates, professional advisors, agents or promoters of the company), on behalf of the undersigned, or this agreement, or the breach thereof, including, but not limited to any claims or violations of federal and/or state securities acts, banking statutes, consumer protection statutes, federal and/or state anti-racketeering (e.g. rico) claims as well as any common law claims and any state law claims of fraud, negligence, negligent misrepresentations, conversion, unlawful termination, shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of New York Law. In the event of such a dispute, each party to the conflict shall select an arbitrator, who then select a third arbitrator, which shall constitute the three persons arbitration board. The decision of a majority of the board of arbitrators who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. Venue for any arbitration proceeding shall be in the state of New York, borough of Manhattan; and the prevailing party on any action to enforce rights hereunder shall be entitled, in addition to any court awarded damages, their costs and reasonable attorney's fees, whether at arbitration, or on appeal in the event that any provision of this agreement or any related agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed

inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this agreement or any related agreement.

(i)

(j) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

(k) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(l) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

**[BALANCE OF PAGE INTENTIONALLY LEFT BLANK;
SIGNATURE PAGE FOLLOWS]**

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

POWERCOLD CORPORATION   LAURUS MASTER FUND, LTD.

By: _____   By: _____
Name: Joseph C. Cahill   Name: _____
Title: Secretary   Title: _____

                                         Address for Notices:

                                         825 Third Avenue − 14th Floor
                                         New York, NY 10022
                                         Attention: David Grin
                                         Facsimile: 212-541-4434

EXHIBIT A

July __, 2004

[Continental Stock Transfer
  & Trust Company
Two Broadway
New York, NY 10004
Attn: William Seegraber]

Re: [Company Name]. Registration Statement on Form [S-3]

Ladies and Gentlemen:

As counsel to PowerCold Corporation, a Nevada corporation (the "Company"), we have been requested to render our opinion to you in connection with the resale by the individuals or entitles listed on Schedule A attached hereto (the "Selling Stockholders"), of an aggregate of [amount]shares (the "Shares") of the Company's Common Stock.

A Registration Statement on Form [XXXXXXXX] under the Securities Act of 1933, as amended (the "Act"), with respect to the resale of the Shares was declared effective by the Securities and Exchange Commission on [date]. Enclosed is a copy of the Prospectus dated [date]. We understand that the Shares are to be offered and sold in the manner described in the Prospectus.

Based upon the foregoing, and so long as the Registration Statement remains effective, it is our opinion that the Shares have been registered for resale under the Act and new certificates evidencing the Shares upon their transfer or re-registration by the Selling Stockholders may be issued without restrictive legend.

Very truly yours,

[Company counsel]

Schedule A

Selling Stockholder

Shares
Being Offered